SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                  Report on Form 6-K for the month of May, 2001


                                   Novartis AG
                              (Name of Registrant)


                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                                   -----------

                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F X   Form 40-F
                                       --            --

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                        --    --

Enclosure:        Press releases for May 2001:

(1) "Novartis and Bristol-Myers Squibb committed to obtaining marketing approval for Zelmac in Europe", May 31, 2001

(2)      "Novartis announces senior leadership appointments", May 30, 2001

(3) "Novartis granted exclusive rights for development and commercialization of a novel insulin sensitizer from Dr. Reddy's", May 29, 2001

(4) "Novartis introduces Riamet(R)in Europe, a novel fixed combination treatment for malaria in travellers to endemic areas", May 28, 2001

(5) "Persistent asthma symptoms better controlled in kids taking Foradil(R)Aerolizer(TM), new study shows", May 24, 2001


                                                        Page 1 of 58 Total Pages

(6) "WHO and Novartis to supply and distribute new life-saving malaria treatment to developing world", May 23, 2001

(7) "New data demonstrates Zelmac(R) (tegaserod) is effective and well tolerated in treating the multiple symptoms of Irritable Bowel Syndrome
         (IBS)", May 21, 2001

(8)      "Novartis launches Foradil(R) Aerolizer(TM)in the United States", May
         18, 2001

(9) "Certican: new 12-month data demonstrate low rates of rejection with investigational new drug in patients treated concomitantly with Neoral", May 17, 2001

(10)     "Global target to eliminate leprosy achieved", May 16, 2001

(11) "New analysis of 30,000 patients confirms that Neoral(R) is highly efficacious in preventing chronic allograft failure in renal transplant patients", May 15, 2001

(12) "Femara(R)(letrozole) demonstrated superiority over tamoxifen in advanced breast cancer presented at key cancer meeting", May 14, 2001

(13) "Novartis Ships Gleevec (imatinib mesylate) Within 24 Hours of FDA Approval", May 14, 2001

(14) "New data suggest Novartis drug Glivec(R)(formerly STI571) effective in rare form of gastrointestinal tumour", May 13, 2001

(15) "Research shows Xolair(R)(omalizumab) combined with specific immunotherapy significantly reduces hayfever symptoms and need for rescue medication in children", May 12, 2001

(16) "Study shows Xolair(R)(omalizumab) halves number of asthma exacerbations", May 12, 2001

(17) "Favorable Visudyne(TM)clinical results published in American Journal of Ophthalmology show benefit in AMD patients with occult disease", May 11, 2001

(18)     "FDA approves Novartis' unique cancer medication Glivec(R)", May 10,
         2001

(19) "Femara (letrozole) doubles size of study looking at breast cancer survival", May 8, 2001

(20) "Zometa(R)first bisphosphonate to demonstrate efficacy in treatment of bone complications across a broad range of tumour types", May 3, 2001

(21) "Novartis Researcher Honored for Discovery Work on Glivec(R)- Anti-Leukemia Capsule", May 2, 2001

(22)     "Vision benefit sustained during third year of Visudyne therapy", May
         2, 2001

                                                        Page 2 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis and Bristol-Myers Squibb committed to obtaining marketing approval for Zelmac(R)in Europe

Basel, 31 May 2001 - Novartis and Bristol-Myers Squibb Company announced today that they are voluntarily withdrawing the marketing application for tegaserod (Zelmac(R)) from the European Agency for the Evaluation of Medicinal Products
(EMEA) and are considering options for resubmission. The companies were seeking marketing authorization for this new treatment in irritable bowel syndrome
(IBS).

This decision resulted from a difference of opinion with the Committee for Proprietary Medicinal Products (CPMP) regarding the relevance of the observed clinical effect. There was also disagreement over the methodological conduct of some preclinical studies.

"Novartis and Bristol-Myers Squibb will continue to work together to make Zelmac available in Europe," said Thomas Ebeling, CEO of Novartis Pharma AG. "There is a great unmet clinical need for an effective treatment for patients with IBS and we believe Zelmac offers significant hope to the millions of patients who remain untreated."

"IBS is a chronic disorder that can have a dramatically negative impact on patients' daily lives and well-being. IBS represents a significant healthcare cost to the economy and remains the second leading cause of workplace absenteeism after the common cold," said Richard J. Lane, Executive Vice President and President Worldwide Medicines Group, Bristol-Myers Squibb.

Marketing approval is pending in the United States, where this IBS treatment is known by the brand name Zelnorm(TM). The US Food and Drug Administration (FDA) issued an approvable letter for Zelnorm on 11 August 2000.

IBS is estimated to affect up to 20% of the population.1 The multiple symptoms of IBS include abdominal pain/discomfort, bloating, and constipation. The symptoms can vary between patients.2

Zelmac is one of a new class of drug and the first selective 5HT4 receptor partial agonist in development for the treatment of abdominal pain/discomfort, bloating, and constipation in female patients with IBS. In clinical trials involving more than 4500 patients, Zelmac has been shown to reduce (p<0.05) abdominal pain/discomfort, bloating and constipation in female patients with IBS. In these trials, Zelmac was well tolerated with an adverse event profile similar to that of placebo, with the exception of mild and transient diarrhea and headache. All these events were self-limiting and did not require additional treatment or hospitalisation.3,4

                                                        Page 3 of 58 Total Pages

The foregoing press release contains forward-looking statements that can be identified by terminology such as "considering options", "make available", "offers significant hope", "is pending", "show", "approvable", "reduce" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees as to the approach Novartis will take in refiling a marketing application for Zelmac or when that may occur. The commercialization of tegaserod in any market can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general and other risks identified in the Company's form 20-F on file with the securities and Exchange Commission of the United States.


Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.
-----------------------

                  Bristol-Myers Squibb Company (NYSE: BMY) is an USD 18 billion diversified, global health and personal care company whose mission is to extend and enhance human life. Visit Bristol-Myers Squibb on the world wide web at http://www.bms.com.
------------------

                                      # # #



References
1 Thompson, WG et al "Functional bowel disorders and functional abdominal pain", Gut, 1999, 45, (Suppl 11) 1143-1147.

2        Schuster, M. Diagnostic Evaluation of the Irritable Bowel Syndrome.
         Gastroenterol Clin North Am. Vol. 20 No. 2 June 1991.

3 Lefkowitz M., Liugozio G., et al. "Tegaserod provides relief of symptoms in female patients with Irritable Bowel Syndrome (IBS) suffering from abdominal pain and discomfort, bloating and constipation." Oral presentation at Digestive Disease Week, 20-25 May 2001, Atlanta, Ga.

4 Lefkowitz, M. et al. "The 5HT4 receptor partial agonist tegaserod improves abdominal discomfort/pain and normalizes altered bowel function in Irritable Bowel Syndrome (IBS)." Poster presented at the annual meeting of the American College of Gastroenterology, Phoenix, USA, 15-19 October 1999.

                                                        Page 4 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis announces senior leadership appointments

Christian Seiwald to head global Generics business as Oswald Sellemond retires after long, distinguished career

Basel, 30 May 2001 -- Novartis announced today that Christian Seiwald (45) current Head of Novartis Pharma, Austria and of the Group Country Organization in Austria, is appointed Global Head of Novartis' CHF 1.9 billion Generics business with effect from 1 June 2001. Seiwald succeeds Oswald Sellemond (69), who is retiring after 42 years with the company.

Under Dr Sellemond's leadership, Novartis' Generics Sector has grown almost 60% since its creation at the Novartis merger in 1996. Benefiting from more than a dozen strategic acquisitions in the same period, it now ranks number two worldwide, with sales of CHF 1.9 billion (USD 1.14 billion) and a workforce of 5700.

Dr Daniel Vasella, Chairman and CEO of Novartis AG, commented: "Christian Seiwald has the pharmaceutical experience and business acumen to drive strong growth and financial performance in the Group's Generics business. This is an exciting time for Novartis Generics as we integrate our recent acquisitions and prepare for interesting products to become available for generic manufacture."

Christian Seiwald has an impressive track record in regional sector management, both in Pharmaceuticals and in Generics. As Sector and Group Country Head he has been a key contributor to expanding Novartis' market share as the number-one pharmaceutical company in Austria. In prior positions Mr Seiwald was responsible for building up and establishing Novartis' Pharmaceutical business in the Asia Pacific region, in addition to accomplishing a turnaround in the Sandoz/Biochemie business in Indonesia.

Separately, Novartis' flagship Pharmaceuticals Sector announced a number of key appointments: Erwin Klein (39) takes over from Christian Seiwald as Country Sector Head, Austria. Drummond Paris (50) is appointed Head of the Country Sector Organization for the UK, replacing Adrian Adams, who has chosen to pursue a career opportunity outside Novartis. In turn, Anthony Rosenberg (48) takes over as Head of the Transplantation Business Unit, to which he brings several years' existing transplantation business experience. Malcolm Allison (46) is appointed to succeed Rosenberg as Head of Global Marketing, Primary Care & CNS, while continuing with his responsibilities as Starlix(R) Brand Director.

                                                        Page 5 of 58 Total Pages

Novartis Generics operates the generic pharmaceutical business of the Novartis Group and comprises a number of companies worldwide that offer high-quality generics (off-patent drugs) and pharmaceutical active substances at competitive prices.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com
-----------------------

                                      # # #

                                                        Page 6 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis granted exclusive rights for development and commercialization of a novel insulin sensitizer from Dr. Reddy's

Basel / Switzerland and Hyderabad / India, 29 May 2001 - Novartis Pharma AG and Dr. Reddy's Laboratories Ltd announced today that they have entered a licensing agreement for a novel anti-diabetes agent. Under terms of the agreement Dr. Reddy's will grant Novartis worldwide exclusive rights to development and commercialization of their insulin sensitizer DRF 4158 in type 2 diabetes, in return for up to 55 million US dollars in upfront and milestone payments for specific clinical and regulatory endpoints, as well as royalties. Dr. Reddy's will have co-promotion rights for DRF 4158 in India. The agreement is subject to regulatory clearance in the United States.

Type 2 or non-insulin dependent diabetes affects about 120 - 140 million people world-wide and is a serious disease with increasing numbers of people being afflicted in both first and developing world countries. Dr. Reddy's compound, DRF 4158, belongs to a new class of anti-diabetic drugs called insulin sensitizers, and is a second-generation dual acting peroxisome proliferator activated receptor (PPAR) alpha and gamma agonist for the potential treatment of Type 2 diabetes, diabetic dyslipidemia, hypertension and obesity. DRF 4158 is currently in preclinical evaluation, prior to its entry into clinical trails in humans.

"The licensing agreement with Dr. Reddy's gives Novartis an excellent opportunity to work with one of India's premier pharmaceutical research groups. DRF 4158 is an important addition to our preclinical pipeline in the metabolic diseases area, and contributes an insulin sensitizing compound to further strengthen our portfolio of drugs for diabetes," said Dr Joerg Reinhardt, Head of Development, Novartis Pharma AG.

Commenting on the agreement, Dr K. Anji Reddy, Chairman of Dr. Reddy's said, "This is a very significant event in the evolution of Dr. Reddy's as a research-based pharmaceutical company. We are indeed thrilled to be partnering with Novartis, a company I personally admire."

This release contains certain forward looking statements that can be identified by the use of forward-looking terminology such as "novel", "new", "potential" and "predicted". There are no guarantees that the aforementioned agreement will result in a new anti-diabetes drug or any subsequent commercialization of any product in any market. Any such commercialization can be affected by, among other things, uncertainties relating to product research and development, clinical trials, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other intellectual property protection and competition in general. Any of these and other factors can cause the actual results to differ materially from the expected or predicted results.

                                                        Page 7 of 58 Total Pages

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com
-----------------------

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is a research-based Indian pharmaceutical company with vertically integrated operations. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. Basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management. For more information, please consult: www.drreddys.com
----------------

                                      # # #

                                                        Page 8 of 58 Total Pages

[NOVARTIS LOGO]
                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis introduces Riamet(R) in Europe, a novel fixed combination treatment for malaria in travellers to endemic areas

Basel, Switzerland, 28 May 2001 - Today at the International Society of Travel Medicine annual conference, Novartis Pharma AG is to introduce Riamet(R) (artemether plus lumefantrine) in Europe. Riamet is a novel fixed combination treatment which has been approved for the treatment of uncomplicated Plasmodium falciparum malaria1. Riamet has received marketing authorization in Europe and is also available as stand-by emergency treatment in Switzerland.

"As a consultant in travel medicine and director of a travel clinic, I am delighted that this new effective option for malaria treatment is now available within Europe. Given the problems with traveller compliance to chemoprophylaxis, and rapidly developing resistance to existing therapies, it is vital that new treatments are considered when advising travellers before their trip", commented Dr Jane Zuckerman, Academic Centre for Travel Medicine & Vaccines, Royal Free & University College Medical School, University College London.

Riamet is a fast acting antimalarial therapy that provides over 95% cure rates, even in areas of multi-drug resistance.2,3,4 In contrast to other available treatments, no clinical resistance to the individual components of Riamet has been observed.2 Riamet has an excellent safety profile,4 with no neurotoxicity or cardiotoxicity detected to date,2,3,4 and is easy to use due to its short-term, high dosage treatment schedule, aiding patient compliance.

"Artemether has a rapid onset of action, whilst lumefantrine is slower acting", explained Dr Christoph Hatz, Swiss Tropical Medicine Institute, Basel, Switzerland. "The synergistic effect of these two drugs ensures rapid clearance of parasitaemia and most symptoms of malaria, whilst preventing parasite survival in red blood cells (recrudescence) following failed or incomplete treatment."

The antimalarial activity of the combination of lumefantrine and artemether in Riamet is greater than that of either substance alone. In a double-blind comparative study in China, the 28-day cure rate of Riamet when given at 4 doses was 100%, compared with 92% for lumefantrine and 55% for artemether when given as monotherapy.5 In comparative clinical trials Riamet cleared parasites in less than 48 hours and more rapidly than non-artemisinin antimalarials.6

Riamet has been used in Switzerland for over a year as standby (emergency) treatment for travellers visiting endemic countries who are likely to be over 24 hours away from medical care. This situation is becoming increasingly likely, as more people are opting for independent travel to less developed areas of the world. In addition to those travelling for leisure, business travellers, air crews and the military who make frequent, short term and short notice visits to endemic areas, can also benefit from

                                                        Page 9 of 58 Total Pages
standby (emergency) therapy. The risk of potential morbidity from chemoprophylaxis is removed as treatment is taken only when necessary. In addition the excellent safety profile and fast onset of action mean that Riamet can be taken even if the traveller has misdiagnosed malaria.

Malaria and the traveller - an increasing problem

The number of travellers to endemic countries who return with malaria is increasing - in 1999, 12,000 cases of malaria were reported among European travellers alone.7 Given the explosion of travel to malarious regions of the world, the need for safe and effective treatments has never been more acute.

Novartis recently signed an agreement with WHO to make the same drug available at cost price under the brand name Coartem(R) in endemic regions. Details including a virtual press kit are available at http://www.novartis.com.
                                               -----------------------
Further information is also available from www.malariaandhealth.com
                                           ------------------------

The foregoing press release contains forward-looking statements which can be identified by terminology such as "helps to control", "has shown to be", "helps prevent", "tends to", "were observed" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays, or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property intellectual property protection and competition in general.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.
-----------------------

                                      # # #


References

1. European Riamet(R)Summary of Product Characteristics Novartis Pharma AG. Basel, Switzerland. 28 November 2000.

2. van Vugt M et al. Efficacy of six doses of artemether-lumefantrine (benflumetol) in multidrug-resistant Plasmodium falciparum malaria. Am J Trop Med. 1999;60(6):936-94.

3. van Vugt M et al. Artemether-lumefantrine for the treatment of multidrug-resistant falciparium malaria. Transactions of the Royal Society of Tropical Medicine and Hygiene (2000)94:545-548.

4. Lefevre G et al. A clinical and pharmacokinetic trial of six doses of artemether-lumefantrine in multidrug resistant Plasmodium falciparium malaria in Thailand. 2001 (in press)

5. Lefevre G et al. Clinical pharmacokinetics of artemether and lumefantrine (Riamet(R)). Clin Drug Inest 1999;18(6):467-80

6. Skelton-Stroud P et al. Positioning, labelling and medical information control of co-artemether tablets (CPG 56697): a fixed novel combination of artemether and benflumetol. Med Trop 1998;58(Suppl 3):77-82.

7. World Health Organisation. Fact Sheets. HIV, TB and Malaria - Three Major Infectious Diseases Threats. Backgrounder No 1. July 2000

                                                       Page 10 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Persistent asthma symptoms better controlled in kids taking Foradil(R) Aerolizer(TM), new study shows

San Francisco, May 23, 2001 - FORADIL(R) AEROLIZER(TM) (formoterol fumarate inhalation powder) reduced symptoms and improved disease management in children with persistent asthma uncontrolled by inhaled corticosteroids (ICS) alone. These results were presented at the 97th annual American Thoracic Society meeting here. Foradil Aerolizer was approved by the Food and Drug Administration in February 2001 and is now available by prescription.

"Uncontrolled asthma drastically affects a child's life, whether it be on the playground, in the classroom or at home," said George Bensch, M.D., a study investigator and partner in the Allergy, Immunology and Asthma Medical Group, Stockton, Calif. "Our research shows that by adding Foradil Aerolizer to standard ICS therapy, children can better control their disease."

In the one-year study, Foradil Aerolizer produced rapid bronchodilation within five minutes that was well maintained for 12 hours. In addition, Foradil Aerolizer reduced day and nighttime asthma symptoms, and the need for rescue medication. The overall incidence of adverse events was comparable to placebo.

The double-blind, placebo-controlled study included 518 children (aged 5-12) with persistent asthma whose symptoms remained uncontrolled despite ICS treatment. The pediatric patients received either placebo, Foradil 12 micrograms
(ug) or Foradil 24 micrograms (ug) twice a day via the Aerolizer(TM) Inhaler, followed by their established anti-inflammatory treatment.

Researchers found that the addition of Foradil Aerolizer significantly improved forced expiratory volume (FEV1), the maximum volume of air expired in one second, which was the primary outcome measure of the study. When compared to placebo after three months, children taking Foradil Aerolizer had statistically significant (p<0.0001) improvement in FEV1. That improvement was maintained at one year (p<0.0062 for the 12 ug Foradil and p<0.0001 for the 24 ug), as compared with placebo.

Similar statistically significant improvements for peak expiratory flow rate
(PEFR), the maximum flow rate that can be generated during a forced exhalation, were also observed at three months and at one year (p<0.0001). These rates were measured before morning and evening doses of Foradil Aerolizer.

The user-friendly Aerolizer Inhaler accurately dispenses a precise dose of Foradil that patients can "hear, feel and see." In the past, patients and parents of children with asthma have been concerned about confirming that a correct dose of asthma medication has been delivered. The Aerolizer Inhaler

                                                       Page 11 of 58 Total Pages
can be visually inspected, and the inhaler makes a whirring noise, signaling that the drug is being dispensed.

"In the U.S. alone, more than 5 million children have been diagnosed with asthma, a disease that is the second most common cause of school absenteeism, after the common cold. Foradil Aerolizer is a safe asthma therapy option for kids and its unique delivery device provides added reassurance to parents that their children are receiving the proper dose of their medication," added Dr. Bensch.

The approved dosage of Foradil Aerolizer is 12 mcg, twice a day. In clinical trials, adverse reactions with Foradil Aerolizer were similar to those with other selective beta2-agonists, such as tachycardia, tremor, dizziness, insomnia and abdominal pain. Foradil Aerolizer is not a substitute for inhaled or oral corticosteroids. Foradil Aerolizer should not be used to treat acute symptoms, or used more than twice daily, and should be used with caution in patients with cardiovascular disorders.

This release contains certain "forward-looking statements," relating to the Company's business, which can be identified by the use of forward-looking terminology such as "can," "may," or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of the potential benefit of Foradil Aerolizer as evidenced by initial clinical trial results and regulatory approval. Those statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Commercialization of Foradil Aerolizer can be affected by, among other things, new or additional analysis of data, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection, competition in general and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States.

Located in East Hanover, New Jersey, Novartis Pharmaceuticals Corporation is an affiliate of the Novartis Group (NYSE: NVS), a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group achieved sales of CHF 29.1 billion (USD 17.2 billion) and invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69,000 people and operates in over 140 countries around the world. For further information please consult www.novartis.com.
        ----------------

                                      # # #

                                                       Page 12 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

WHO and Novartis to supply and distribute new life-saving malaria treatment to developing world

Novartis to supply Coartem(R), a breakthrough in treatment-resistent malaria, at cost

Malaria kills a child every 30 seconds

Malaria is a leading cause of death and poverty in Africa, and other endemic countries but curable

Basel/Geneva, 23 May 2001 - Novartis and the World Health Organization (WHO) today announced an colaboration designed to fight and stem the spread of malaria in Africa and other endemic regions in the developing world. As part of a worldwide initiative entitled 'Roll Back Malaria', Novartis will provide - at cost - specially designed packs of Coartem(R), the novel life-saving malaria treatment, for distribution through WHO.

Dr. Daniel Vasella, Chairman and CEO of Novartis, commented: "Each year malaria claims the lives of well over a million people - most of them children. We approached WHO with the offer to contribute our breakthrough therapy Coartem at cost in the developing world. Novartis will forgo any profit in favor of getting this medicine to patients who otherwise would never have the chance to receive effective malaria treatment."

Malaria is one of the world's deadliest tropical parasitic diseases, killing more people each year than any other communicable disease except tuberculosis. Malaria patients occupy up to three in ten hospital beds in endemic countries, and there are about 300-500 million new cases each year. Many different anti-malarial medications have been used successfully in past years, but malarial parasites in several regions have become resistant to some of them, particularly in parts of Southeast Asia, where multi-drug resistance is extremely high.

Manufactured by Novartis in China, Coartem was co-developed by Novartis and Chinese researchers at the Institute of Microbiology and Epidemiology in Beijing. It is a fixed-dose combination of artemether, a traditional Chinese plant-based remedy, and lumefantrine, a synthetic substance. Working synergistically, these two agents rapidly clear parasite infections and most symptoms of malaria, may reduce transmission of the malarial parasite.


                                                       Page 13 of 58 Total Pages

Coartem is the fastest-acting antimalarial therapy and has demonstrated cure rates above 95%, even in areas of multi-drug resistance.(1) In contrast to other available treatments, no clinical resistance to the individual components of the drug has been observed.(2) In comparative clinical trials, Coartem cleared parasites in less than 48 hours and more rapidly than non-artemisinin antimalarials.(3) By virtue of its excellent tolerability, Coartem can be administered to small children, the largest population at risk.

Coartem contains the same ingredients as Riamet(R), a Novartis anti-malarial treatment recently approved in Europe as treatment for travellers visiting malaria-endemic regions and used as emergency stand-by medication in Switzerland.

Novartis and the WHO are jointly developing special packs for Coartem that will be made available for national government tenders and the anti-malaria efforts of non-governmental organisations (NGOs). Novartis and the WHO have also produced specific paediatric packs, to facilitate proper use in children. The dosage and administration instructions on the packs are illustrated with diagrams and symbols to facilitate compliance by patients in endemic regions many of whom who are unable to read.

The agreement with Novartis is unprecedented for WHO, which will work with national governments to ensure access to medication and appropriate use of the Coartem packs. WHO will forecast demand for the packs and provide a distribution system for them. To enable Novartis to manage its Coartem inventory efficiently and cost-effectively, WHO will provide regular forecasts of its Coartem needs as well as establish the neccesary mechanisms to receive funds from Governments and other public sector agencies to support procurement of Coartem.

For further information, please visit the following website -
www.malariaandhealth.com
------------------------

For details on Novartis (NYSE: NVS), a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health, please consult http://www.novartis.com.
                       -----------------------


1. van Vugt M et al. Efficacy of six doses of artemether-lumefantrine (benflumetol) in multidrug-resistant Plasmodium falciparum malaria. Am J Trop Med. 1999;60(6):936-94.

2. van Vugt M et al. Artemether-lumefantrine for the treatment of multidrug-resistant falciparium malaria. Transactions of the Royal Society of Tropical Medicine and Hygiene (2000)94:545-548.

3. Skelton-Stroud P et al. Positioning, labelling and medical information control of co-artemether tablets (CPG 56697): a fixed novel combination of artemether and benflumetol. Med Trop 1998;58(Suppl 3):77-82.

                                      # # #

                                                       Page 14 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

New data demonstrates Zelmac(R) (tegaserod) is effective and well tolerated in treating the multiple symptoms of Irritable Bowel Syndrome (IBS)

Basel, 21 May 2001 -- Novartis and Bristol-Myers Squibb reported today that new data shows Zelmac(R)* (tegaserod) provides rapid and sustained relief of multiple symptoms of irritable bowel syndrome (IBS) throughout treatment duration, including abdominal pain/discomfort, bloating and constipation in female patients. The second most common cause of workplace absenteeism after the common cold1, IBS is a chronic disorder affecting 10 - 20% of the population2. The data was presented at the 32nd annual Digestive Disease Week (DDW) meeting, held in Atlanta, Georgia, US.

"These findings are very encouraging, demonstrating that, for the majority of patients, Zelmac works within the first week and provides patients with continued relief from the multiple symptoms of IBS," said Professor Jan Tack, staff member at the Department of Gastroenterology and Principal Researcher, Centre for Gastroenterological Research at the University Leuven, Belgium. "This represents a major scientific advancement and will be welcome news for physicians and patients. Zelmac will alleviate the unmet clinical need for a safe and effective IBS treatment and help the millions of people worldwide who suffer from this debilitating condition."

Clinical data from more than 4,500 patients have demonstrated that Zelmac is well tolerated and effective in treating the multiple symptoms of IBS, including abdominal pain/discomfort, bloating and constipation. There were significant improvements in each of the key symptoms studied and the most commonly reported side effects associated with Zelmac are headache and mild diarrhoea.

"IBS is a common and debilitating disorder that can have an impact in patients' daily lives. IBS is one of the leading causes of work absenteeism and, untreated, represents a significant cost to society and to individuals," said Rhonda Smith, Communications Manager, Digestive Disorders Foundation in the UK. "We welcome the introduction of a safe and effective new treatment for the many patients living with IBS."

In the latest placebo-controlled, double-blind study3, more than 1,500 female IBS patients were randomly assigned to either 6 mg bid daily of Zelmac or placebo for 12 weeks, followed by a four-week withdrawal period. Within the first week, patients treated with Zelmac experienced significant improvements (p<0.05) as measured by the Subject's Global Assessment (SGA) of Relief, which is a


--------
* In the U.S.:Zelnorm(TM)(tegaserod); outside the U.S.: Zelmac(R)(tegaserod)


                                                       Page 15 of 58 Total Pages
self-administered questionnaire of relief of overall IBS symptoms. These improvements persisted throughout the 12-week treatment trial period.

Significant improvements (p<0.05) in the three bowel-related assessments (stool frequency, stool consistency and straining) also occurred within the first week and were sustained throughout the treatment period. Upon discontinuation of drug treatment symptoms returned. In this study, discontinuations due to adverse events occurred in 6.4% (tegaserod) and 4.7% (placebo) patients. The most common adverse events were mild, transient diarrhoea and headache.

This data reinforces previously reported findings4 which demonstrate that Zelmac 6 mg bid daily decreased the number of days IBS patients experienced abdominal pain/discomfort and bloating based on a 12-week, placebo-controlled, double-blind study.

In addition, a review of three placebo-controlled, double-blind trials5 of 12-weeks duration with 3,199 IBS patients (92% female) found that Zelmac provides significant, consistent and reproducible relief as measured by SGA. The review was designed to assess the predictive value of early response for continued efficacy over time. Overall, 74 - 78% of those patients who responded to Zelmac at the end of the first month continued to respond to treatment at the end of the study.

In three clinical studies of 2,400 patients the cardiac safety profile of Zelmac was investigated. 11,535 ECGs were performed and analysed by a cardiologist unaware of the nature of the study and the results confirm the favourable safety profile of Zelmac similar to placebo.

About Zelmac (tegaserod)

Zelmac is a novel selective 5HT4 receptor partial agonist that provides rapid and sustained relief of multiple symptoms of IBS, abdominal pain/discomfort, bloating and constipation. Clinical research has established the importance of 5-HT (serotonin) receptors in the pathophysiology of IBS. Ninety five percent of the body's serotonin is found in the gastrointestinal (GI) tract, where it affects motility and sensitivity.

Zelmac is currently under review by the European Medicines Evaluation Agency
(EMEA) for the treatment of IBS in women. In the US, marketing approval is pending after the Food and Drug Administration (FDA) issued an approvable letter for the treatment of abdominal pain and constipation in women with IBS.

The forgoing press release contains certain forward-looking statements, related to the business of Novartis, which can be identified by the use of forward-looking terminology such as "demonstrate", "will alleviate," need", "improvement", "reinforce", "novel", or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein anticipated, believed, estimated or expected.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in

                                                       Page 16 of 58 Total Pages
over 140 countries around the world. For further information please consult http://www.novartis.com
-----------------------

Bristol-Myers Squibb Company (NYSE:BMY) is an USD 18 billion diversified global health and personal care company whose mission is to extend and enhance human life. Visit Bristol-Myers Squibb on the world wide web at http://www.bms.com.
                                                          ------------------

                                      # # #


More information can be found at http://www.IBSandhealth.com.
                                 ---------------------------

References

1 Thompson, WG et al "Functional bowel disorders and functional abdominal pain", Gut, 1999, 45, (Suppl 11) 1143-1147.

2        Schuster, M. Diagnostic Evaluation of the Irritable Bowel Syndrome.
         Gastroenterol Clin North Am. Vol. 20 No. 2 June 1991.

3 Lefkowitz M., Liugozio G., et al. "Tegaserod provides relief of symptoms in female patients with Irritable Bowel Syndrome (IBS) suffering from abdominal pain and discomfort, bloating and constipation." Oral presentation at Digestive Disease Week, 20-25 May 2001, Atlanta, Ga.

4 Lefkowitz, M. et al. "The 5HT4 receptor partial agonist tegaserod improves abdominal discomfort/pain and normalizes altered bowel function in Irritable Bowel Syndrome (IBS)." Poster presented at the annual meeting of the American College of Gastroenterology, Phoenix, USA, 15-19 October 1999.

5 Mueller-Lissner S., Lefkowitz, M., et al. "Early effect of tegaserod predicts continued efficacy in treatment of constipation predominant Irritable Bowel Syndrome." Poster presented at the Annual Digestive Disease Week Meeting, Atlanta, Ga, 20-25 May 2001.


                                                       Page 17 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis launches Foradil(R) Aerolizer(TM) in the United States

Basel, 18 May 2001 - Novartis announced the US launch of Foradil(R) Aerolizer(TM) (formoterol fumarate inhalation powder) a fast-acting long-lasting bronchodilator. Foradil was approved by the US Food and Drug Administration in February 2001 for the maintenance treatment of asthma, also known as reversible obstructive airway disease (ROAD).

"We expect the launch of Foradil Aerolizer in the US to have a significant impact on the brand worldwide," said Thomas Ebeling, CEO of Novartis Pharmaceuticals. "Foradil has been improving the quality of life of asthma and COPD patients around the globe for more than 10 years, now patients in the US can experience the same benefits."

Foradil Aerolizer is currently available in 85 countries and has been used for more than two million patient years worldwide. The bronchodilator is delivered with the Aerolizer, a unique easy-to-use, low-resistance, dry-powder inhaler system that provides minimal dose-to-dose variability and enables patients to check if they have inhaled the entire dose of medication.

Foradil provides quick symptomatic relief within five minutes while allowing patients to obtain 12 hours of long-acting bronchodilation, on a recommended dosing of 12 mcg twice daily. A recently published study in the Annals of Allergy, Asthma and Immunology, showed the Foradil Aerolizer to be more effective in improving lung function in patients with asthma compared with albuterol/salbutamol administered via a metered dose inhaler.1,2

Novartis has also filed an NDA with the US Food and Drug Administration for the treatment of chronic obstructive pulmonary disease (COPD), and anticipates approval later this year.

"Clinical trials in over 1600 COPD patients have demonstrated excellent clinical efficacy with Foradil compared to current standard therapy, ipratropium bromide and theophylline, including significant improvements in quality of life," said Mr Ebeling. 3,4

Foradil Aerolizer should not be used to treat acute asthma symptoms. It can be administered concomitantly with, but is not a substitute for, inhaled or oral corticosteroids, which should not be stopped or reduced. Foradil Aerolizer should be used with caution in patients with cardiovascular disorders. Adverse reactions with Foradil Aerolizer are similar to other selective beta2 -agonists, such as tachycardia, nervousness, tremor, muscle cramps, nausea and insomnia.

The forgoing press release contains forward-looking statements which can be identified by terminology such as "provides", "allowing", "more effective", "superior clinical efficacy", "quality of

                                                       Page 18 of 58 Total Pages
life improvements" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com
-----------------------

                                      # # #

References

1 Bensch, G et al  Ann Allergy Asthma Immunol 2001; 86(1)

2 Van Nord et al Respir Med 1998; 92:  1346-1351

3 Dahl, R et al  Am J Respir Crit Care Med 2000: 161 (3):A489;

4 Kristufek, P et al Am J Respir Crit Care Med 2000; 161(3): A489


                                                       Page 19 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Certican(TM): new 12-month data demonstrate low rates of rejection with investigational new drug in patients treated concomitantly with Neoral(R)

Basel Switzerland, 17 May 2001 - New data presented at 'Transplant 2001' - the joint meeting of the American Society of Transplantation (AST) and the American Society of Transplant Surgeons (ASTS) in Chicago - confirm Certican(TM) (everolimus, RAD), a proliferation signal inhibitor that helps to prevent the primary causes of chronic rejection, provides a low rate of graft rejection. Phase III, 12-month data presented for the first time, confirm the efficacy of Certican, when administered concomitantly with Neoral(R) (cyclosporin microemulsion) and corticosteroids, versus mycophenolate mofetil (MMF).

Certican, in this triple combination, was found to protect renal transplant patients from acute graft rejection and, in one key trial, exhibited a statistically-significant reduction in the rate of cytomegalovirus (CMV), another of the primary causes of chronic rejection. Certican is being developed by Novartis, a leader in the field of transplantation.

Data from two study groups (North/South America and international) of a phase III multicentre, double-blind comparator study protocol1,2 evaluated the safety and efficacy of Certican in de novo kidney transplant patients, when administered in combination with Neoral and steroids versus MMF. "These are exciting results for Certican and may be a valuable ingredient in the overall therapy for preventing acute rejection," said Dr Bruce Kaplan, Associate Professor, Internal Medicine - Nephrology, University of Michigan Medical School, lead author on the North/South American study. "The Certican group showed a trend for less rejection versus mycophenolate mofetil (MMF). At the 1.5 mg/day dose Certican, there was a statistically significant (p=0.009) lower rate of acute rejection necessitating antibody treatment."

Common methodology and conclusions

Patients were randomised to three treatment arms to receive either 1.5 mg / day of Certican, 3.0 mg / day of Certican or 2 g / day of MMF. All patients in both study groups were co-administered Neoral and steroids to complete the triple therapy. At 12 months, data from the Certican-treatment arms showed Certican to be efficacious when assessed on endpoints of acute rejection (biopsy-proven), graft loss or patient death. The rate of patient survival over 12 months was excellent in all treatment groups (96% and 95% in US and international results respectively).

Of important note:
                                                       Page 20 of 58 Total Pages

o When assessed at six months, the incidence of antibody-treated acute rejection was significantly lower for patients given Certican at 1.5mg / day compared with MMF (p=0.009)2.

o        The incidence of CMV infections was higher in patients receiving MMF.
         Patients receiving 2 g / day of MMF showed a statistically significant increased incidence of CMV infection: 5.2% and 7.6% of patients treated with Certican were CMV positive versus 19.4% of patients on MMF1.

A third study3 presented at Transplant 2001 demonstrates that Certican in combination with Simulect(R) (basiliximab), Neoral and steroids is an extremely effective regimen in the prevention of graft rejection for renal transplant patients. 111 patients in this multicenter, open-label study were randomised to two treatment arms: to receive Certican at 3 mg / day with:

o Neoral at target trough dose 150-300 ng / ml to day 60, and 125-250 ng / ml thereafter

o Neoral at target trough dose 75-125 ng / ml to day 60 and 50-100 ng / ml thereafter.

All patients were co-administered Simulect(R) and corticosteroids. When administered with full Neoral dose, acute rejection rates reported at six and 12 months were 14.8 % and 27.8% respectively. Acute rejection rates reported in the reduced Neoral treatment arm at six and 12 months were 3.5 and 8.8% respectively.

The extremely low rejection rates seen with both full and reduced doses of Neoral suggest this Certican-Neoral-Simulect-steroid regimen may become an effective option for patients following kidney transplantation.

This release contains certain "forward-looking statements," relating to the Company's business, which can be identified by the use of forward-looking terminology such as "may be", "demonstrate", "showed a trend", or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of Novartis' transplantation products either on the market or expected to be introduced by the Company (including Neoral and Certican). Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to the continued product development of Certican, unexpected regulatory delays, government regulation or competition in general, obtaining and preserving intellectual property right protection of Certican, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com
-----------------------

                                      # # #

                                                       Page 21 of 58 Total Pages

Notes to editors

Certican is an investigational new drug developed as a novel proliferation signal inhibitor to be administered concomitantly with Neoral to suppress T-cell proliferation and prolong graft survival. Certican has been studied in more than 3 200 patients and found to be an effective and generally safe immunosuppressive agent. Certican modifies the mechanism associated with vascular rejection and inhibition of growth-factor driven smooth muscle cell proliferation. Certican is being developed to be used with Neoral.

For further information, please visit www.transplantvpo.com
                                      ---------------------

References

1. Vitko, S, et al. International, double-blind, parallel group study of the safety and efficacy of Certican(TM) (RAD) versus mycophenolate mofetil (MMF) in combination with Neoral(R) and steroids. AST oral presentation.

2. Kaplan, B, et al. North / South American, double-blind, parallel group study of the safety and efficacy of Certican(TM) (RAD) versus mycophenolate mofetil (MMF) in combination with Neoral(R) and corticosteroids. AST oral presentation.

3. Curtis, J et al. One year results of a multicenter, open-label trial on safety and efficacy of Certican(TM) (RAD) used in combination with Simulect(R), corticosteroids and full or reduced dose Neoral(R) in renal transplantation. AST oral presentation.

                                                       Page 22 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Global target to eliminate leprosy achieved

o Over 11 million patients cured with multiple drug therapy in past 15 years

o Efforts intensified to achieve next step of elimination from remaining endemic countries

Geneva / Basel, 16 May 2001 - The World Health Organization (WHO) announced today during the World Health Assembly in Geneva that the overall target, set ten years ago, for global elimination of leprosy as a public health problem has been attained. Over the past fifteen years, 11 million patients have been cured from this stigmatizing disease thanks to the efforts of national health authorities and other organizations.

Novartis as the pharmaceutical partner in the Global Alliance set up by the WHO for the elimination of leprosy takes great pride in having been able to contribute to this achievement. Two of the three drugs used in multidrug therapy
(MDT) were developed in the company's research laboratories. Novartis also designed and tested the first blister calendar packs for MDT to improve patient compliance and treatment success. The company has committed to donate MDT for all patients in the world, through WHO, until at least the end of 2005, which will cure between 2.5 to 2.8 million patients. This will guarantee patients' access to high quality drugs over this period.

"In the first year of our commitment, we have already supplied free treatment for over one million patients. We are pleased to provide high quality treatment, free of charge, to all leprosy patients around the world and thereby help to eliminate this disabling disease from every country," said Dr Daniel Vasella, Chairman and CEO of Novartis.

Novartis' collaboration goes beyond the supply of high quality drugs alone. Since 1986 its Foundation for Sustainable Development has been actively involved in field programs together with national health ministries, WHO, and non-governmental organizations, to encourage patients to come forward and receive treatment.

Novartis will continue to work within the Global Alliance in this final push to reduce the leprosy burden in the remaining six countries where the target of elimination has yet to be achieved.

Other members of the Alliance are governments of leprosy-endemic countries, the WHO, the International Federation of Anti-Leprosy Associations (ILEP), and the Nippon Foundation/Sasakawa Memorial Health Foundation. The Alliance also works closely with other agencies interested in tackling leprosy, such as the Danish International Development Assistance (DANIDA) and the World

                                                       Page 23 of 58 Total Pages

Bank.

Full details of the announcement and a fact sheet on leprosy can be found on the WHO and Novartis websites: http://www.who.int /
                           ------------------
http://www.foundation.novartis.com. Further information on Novartis is
       ---------------------------
available at http://www.novartis.com.
             -----------------------


                                      # # #

                                                       Page 24 of 58 Total Pages

[NOVARTIS LOGO]


                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

New analysis of 30,000 patients confirms that Neoral(R) is highly efficacious in preventing chronic allograft failure in renal transplant patients

US renal data system study looks at four-year outcomes in almost 30,000 patients

Basel Switzerland, 15 May 2001 - One of the largest analyses1 to look at the long-term efficacy of newer transplant therapies, revealed that Neoral(R) (cyclosporine USP modified - Novartis) offers renal transplant patients highly effective immunosuppression - confirming the drug`s role as a cornerstone immunosuppressive therapy. The four-year outcomes analysis of nearly 30,000 patients confirmed Neoral is highly efficacious in preventing chronic kidney failure in transplant patients. These findings were presented yesterday at Transplant 2001 (the joint meeting of the American Society for Transplantation and the American Society of Transplant Surgeons).

"Most studies of graft survival involving immunosuppressive therapies have been small, or have shown short-term outcomes only," said study investigator Bruce Kaplan, MD Associate Professor, Department of Internal Medicine, University of Michigan. "The remarkable success rate in this large pool of patients reaffirms the important role of calcineurin inhibitors for long-term graft survival. This is important because almost all transplant recipients in the United States rely on calcineurin inhibitors to improve their chances of maintaining their newly transplanted organs." Additionally, the significant superiority seen with Neoral compared with Sandimmune(R) reinforces the fact that formulation is a critical issue in cyclosporine therapy.

The study, co-authored by Herwig-Ulf Meier-Kriesche, MD Assistant Professor, Department of Internal Medicine, examined data from almost 30,000 renal transplant recipients collected by the United States Renal Data System (USRDS). Data were analyzed to evaluate the relationship of graft loss secondary to chronic allograft failure (CAF) with the use of Sandimmune as opposed to Neoral or tacrolimus1. Results showed that Neoral use was associated with a significantly lower relative risk (RR=0.60, CI 0.53-0.67) for CAF compared with Sandimmune.

The improved graft survival observed with Neoral may reflect improved pharmacokinetic characteristics, which are being explored in other ongoing studies. Additional benefits were demonstrated in a number of other studies presented at the same meeting. These reported on the superior efficacy achieved by managing patients on Neoral with the `C2 monitoring`. This method involves the adjustment of Neoral dose according to target concentration levels taken two-hours post dose (C2) instead of traditional trough levels (C0). New data has shown this superior monitoring technique to enhance significantly the performance of Neoral in terms of preventing acute rejection in

                                                       Page 25 of 58 Total Pages
renal and liver transplantation, reducing severity in rejection episodes and reducing the incidence of nephrotoxicity2-8.

This release contains certain "forward-looking statements," relating to the Company's business, which can be identified by the use of forward-looking terminology such as "may reflect", "almost all", "improve their chances", or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of Novartis' transplantation products either on the market or expected to be introduced by the Company (including Neoral and Sandimmune). Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to the development and market penetration of products that compete with Neoral, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing business achieved sales of CHF 29.1 billion (USD 17.2 billion), net income of CHF 6.5 billion (USD 3.9 billion) and invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69,000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com
-----------------------


                                      # # #



Editors Notes:

The United States Renal Data System (USRDS) is a national data system which collects, analyzes, and distributes information about end-stage renal disease
(ESRD) in the United States. The USRDS is funded directly by the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) in conjunction with the Health Care Financing Administration (HCFA). This database is now used as a foundation for epidemiological and clinical evaluations of ESRD around the world.



For further information, please visit www.transplantvpo.com

References:

1. Neoral and tacrolimus are associated with a decrease in chronic allograft failure as compared with Sandimmune. Herwig-Ulf Meier-Kriesche, Bruce Kaplan Department of Internal Medicine, Universtiy of Michigan, Ann Arbor, MI (Manuscript in preparation)

2. Transplant 2001 Abstract #1123 Benefits of cyclosporine microemulsion (Neoral(R)) C-2 monitoring are sustained at one year in de novo liver transplant recipients. Stephen G. Pollard, the NEO-INT06 International Study Group

3. Transplant 2001 Abstract #1071 Improved recovery from dgf in neoral treated renal transplant recipients monitored by absorption profiling versus trough levels. Kamran Mahalati et al.

4. Transplant 2001 Abstract #1124 Relationship between cyclosporine microemulsion (neoral) c-2 levels and exposure in de novo and maintenance pediatric liver transplant recipients. Stephen P. Dunn

5. Transplant 2001 Abstract #695 C2 monitoring in liver transplantation with neoral immunosuppression: effect of achieving c2 target early on efficacy and safety. Gary A. Levy et al.


                                                       Page 26 of 58 Total Pages

6. Transplant 2001 Abstract #694 Conversion to C2 cyclosporine monitoring using neoral immunosuppression in maintenance liver transplant patient: improvement in renal function and hypertension. Gary A. Levy et al.

7. Transplant 2001 Abstract #992 Conversion of stable renal transplant recipients from cyclosporin microemulsion trough (C-0) to C-2 monitoring:implications for exposure. Edward cole et al.

8. Transplant 2001 Abstract #220 Use of c-2 monitoring to optimize cyclosporine microemulsion dosing in de novo renal transplant recipients: a safety analysis. Edward cole et al.

                                                       Page 27 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Femara(R) (letrozole) demonstrated superiority over tamoxifen in advanced breast cancer presented at key cancer meeting

Data presented at American Society of Clinical Oncology, published in Journal of Clinical Oncology; Femara Challenges Gold Standard Tamoxifen

Basel, Switzerland 14 May 2001 -- Clinical findings demonstrating Femara(R) (letrozole) to be significantly more effective than tamoxifen (the current gold standard) in treating postmenopausal women with large localised or locally advanced hormone-responsive breast cancer who were not amenable to breast-conserving surgery or who were considered inoperable in the neo-adjuvant (pre-operative) setting, were presented at the 37th annual meeting of the American Society of Clinical Oncology (ASCO) in San Francisco, California. In addition, data showing Femara to be consistently superior to tamoxifen across multiple efficacy endpoints in the first-line breast cancer setting will be published in the May 15 edition of the Journal of Clinical Oncology (JCO).

"These findings demonstrate that preoperative therapy with Femara is a feasible alternative to chemotherapy for older women with hormone receptor positive disease who would like to avoid mastectomy" said Matthew Ellis, MD, Ph.D., FRCP, Clinical Director, Duke Breast Cancer Program, Duke University Medical Center. "These data have certainly increased interest in ongoing studies that are comparing tamoxifen with Femara as adjuvant therapy."

ASCO Presentation

The data presented at ASCO were from a phase III randomised controlled trial of 324 postmenopausal women. Patients with primary invasive and histologically confirmed breast cancer, T2-T4a,b,c, N0-N2, M0, who were estrogen receptor positive (ER+) and/or progesterone receptor positive (PgR+) were given Femara or tamoxifen as neo-adjuvant treatment to reduce tumour size before surgery. In this setting, the data demonstrate that Femara is considerably more effective than tamoxifen. For cases in which positive hormone receptor status was confirmed in Dr Ellis's laboratory, clinical responses after four months of neo-adjuvant therapy were significantly better for Femara than for tamoxifen (60 percent versus 41 percent) and, as a result, more women in the Femara group were eligible to undergo breast-conserving surgery (48 percent versus 36 percent). No survival analysis has been performed.

Further analysis of this study has demonstrated that there is a difference in response rate observed in patients with primary breast cancer tumours that were ErbB1 and/or ErbB2 positive (epidermal growth factor receptor and/or HER2/neu) and ER and/or PgR positive. In this difficult-to-treat population, 88 percent of women responded to Femara versus 21 percent who responded to tamoxifen (p=0.0004). Results of this study have been submitted for publication. These data indicate that Femara

                                                       Page 28 of 58 Total Pages
is active in ErbB2 positive breast cancer and studies are underway to confirm this observation in the metastatic disease setting.

Journal of Clinical Oncology Publication

Data from the largest study ever to evaluate hormone therapy in advanced breast cancer will be published for the first time in the May 15 issue of JCO. The multi-centre study, which was the basis for both European and US regulatory approval of Femara as a first-line treatment for postmenopausal women with advanced breast cancer, included more than 900 women with hormone receptor-positive or hormone receptor-unknown locally advanced or metastatic breast cancer.

The results showed that Femara delays progression of advanced breast cancer for
9.4 months, as compared to 6.0 months for tamoxifen (p=0.0001). They also illustrated significant differences between Femara and tamoxifen with respect to overall response rates (30 percent versus 20 percent), clinical benefit (49 percent versus 38 percent) and time to treatment failure (9.1 months versus 5.8 months). In addition, the number of women in whom the breast cancer had not progressed after a year of treatment was nearly 56 percent greater in patients taking Femara than in those taking tamoxifen.

"Novartis Oncology is strongly encouraged by the numbers of breast cancer patients in both the neo-adjuvant and first-line trials who benefited from Femara," said David Parkinson, Vice President, Global Oncology Clinical Research at Novartis Oncology. "We are committed to further exploring the drug's potential in earlier breast cancer settings and we look forward to the completion of our studies evaluating Femara in the adjuvant setting."

Pharmacologic Data

Pharmacologic data on the inhibition of intracellular aromatase in various cell lines by Femara and other aromatase inhibitors will appear in the May [Volume 76, No.1-5] issue of the Journal of Steroid Biochemistry and Molecular Biology. The data show that Femara is 10 to 30 times more potent than anastrozole in inhibiting intracellular aromatase in cell lines. This finding confirms previous pharmacologic data on estrogen suppression that was reported for the first time at ASCO last year. Results from this study have been submitted for publication.

About Femara

Femara, an aromatase inhibitor, is a once-a-day oral first-line treatment for postmenopausal women with hormone receptor-positive or hormone receptor-unknown locally advanced or metastatic breast cancer. The US Food and Drug Administration (FDA) approved this indication in January 2001. Femara also was approved in this indication in Europe under the Mutual Recognition Procedure, and approval was received separately in the UK under the National Procedure. Registrations for the first-line and neo-adjuvant indications are pending in other countries in Europe and the rest of the world. Femara is currently available in more than 75 countries worldwide.

Femara is contraindicated in patients with known hypersensitivity to Femara or any of its excipients. Femara is generally well tolerated. Femara is currently under investigation in the neo-adjuvant setting, however the adverse reactions in the first-line study were generally mild to moderate and were consistent with those seen in the second-line studies. The most commonly reported adverse events for Femara vs. tamoxifen were bone pain (20 percent vs. 18 percent), hot flushes (18 percent vs. 15 percent), back pain (17 percent vs. 17 percent), nausea (15 percent vs. 16 percent), dyspnoea or laboured breathing (14 percent vs. 15 percent), arthralgia (14 percent vs. 13 percent), fatigue (11 percent vs. 11 percent) and coughing (11 percent vs. 10 percent). Femara may cause fetal harm when administered to pregnant women.

This release contains certain "forward-looking statements" relating to the Company's business, which can be identified by the use of forward-looking terminology such as "believes," "will," "radical," or

                                                       Page 29 of 58 Total Pages
similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of new products expected to be introduced by the Company and anticipated customer demand for such products. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to unexpected regulatory delays, government regulation or competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69,000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.
-----------------------
                                      # # #


                                                       Page 30 of 58 Total Pages

[NOVARTIS LOGO]

                                                     Novartis Oncology
                                                     59 Route 10
                                                     East Hanover, NJ 07963-1080


                  MEDIA RELEASE o MEDIA RELEASE o MEDIA RELEASE

Novartis Ships Gleevec(TM)(imatinib mesylate) Within 24 Hours of FDA Approval

Unique Cancer Medication to be on Pharmacy Shelves by Mid-week

East Hanover, NJ., May 14, 2001 - Novartis Oncology today announced that shipments of Gleevec(TM) (imatinib mesylate) left the company's warehouse within 24 hours of receiving approval from the U.S. Food and Drug Administration (FDA) on May 10, 2001. This is faster than any other product in the company's history.

Gleevec is an oral therapy for the treatment of patients with chronic myeloid leukemia (CML) in the blast crisis, accelerated phase or in chronic phase after failure of interferon-alpha therapy. The effectiveness of Gleevec is based on overall hematologic and cytogenetic response rates. There are no controlled trials demonstrating a clinical benefit, such as improvement in disease-related symptoms or increased survival.

Community pharmacies throughout the United States will have Gleevec available for patients by the middle of this week.

This expedited shipping schedule is only the latest extraordinary investment Novartis Oncology has made in Gleevec.

Upon first hint of the dramatic potential of this new agent, Novartis rapidly invested extraordinary manpower to scale-up manufacturing and to expedite the clinical development, allowing many more patients to enter clinical studies and have access to the drug. As a result, the New Drug Application was filed only 32 months after the first dose in man, more than halving the typical drug development time frame of approximately six years.

The highly positive clinical results prompted FDA to grant a priority review. This resulted in an approval after only a two and one half month review time, making this the fastest time to market of any cancer treatment.

Patients' access to Gleevec has been a key concern of Novartis and ultimately more than 7,500 patients are currently under treatment. Of these patients, approximately 5,000 are part of an expanded access program, which was established solely to provide access to patients who were in medical need. The data from these 5,000 patients were not needed to seek marketing authorization for the drug.

Novartis has put in place a comprehensive patient assistance program for uninsured, indigent patients. In the U.S., the program will be administered by Documedics. A patient assistance hotline has been put in place and can be reached at 1-877-GLEEVEC (1 877 453 3832). Outside the U.S., patients should contact the Medical Department of the local Novartis Pharma Company.

                                                       Page 31 of 58 Total Pages

Important Risk Information

The majority of Gleevec-treated patients experienced adverse events at some time. Most events were mild to moderate grade, but drug was discontinued for adverse events in 1% of patients in chronic phase, 2% in accelerated phase and 5 % in blast crisis. In clinical trials in the three phases of CML studies, adverse events, regardless of relationship to study drug, include nausea (55-68%), fluid retention (52-68%), muscle cramps (25-46%), diarrhea (33-49%), vomiting (28-54%), hemorrhage (13-48%), musculoskeletal pain (27-33%), skin rash (32-39%), headache (24-28%) and fatigue (24-33%). Edema was most frequently periorbital or in lower limbs and was managed with diuretics, other supportive measures, or by reducing the dose of Gleevec. The frequency of severe edema was 1-5%. More serious side effects include elevated liver enzymes (1.1-3.5%), severe superficial edema (1-5%) and hemorrhages (0.4-16%).

Women of childbearing potential should be advised to avoid becoming pregnant while taking Gleevec. Treatment with Gleevec is often associated with neutropenia and/or thrombocytopenia. Gleevec is contraindicated in patients hypersensitive to imatinib mesylate or to any other component of Gleevec.

This release contains certain "forward-looking statements" relating to the company's business, which can be identified by the use of forward-looking terminology such as "highly positive results," "dramatic potential," or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of a new product, Gleevec, for which the company has filed global marketing applications, and anticipated customer demand for such products. Such statements reflect the current views of the company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Gleevec to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to unexpected regulatory delays, future clinical trial results, government regulation or competition in general, as well as factors discussed in the company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actually results may vary materially from those described herein as anticipated, believed, estimated, or expected.

About Novartis

Novartis Oncology is a business unit under Novartis AG. It has operations within Novartis Pharma AG in Switzerland, as well as Novartis Pharmaceuticals Corporation in the United States. Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69,000 people and operated in over 140 countries around the world. For further information, please consult http://www.novartis.com.


                                      # # #

Media Only
In the U.S. contact:                                Outside the U.S. contact:
Gloria Stone                                        Novartis Headquarters, Basel
Novartis Oncology                                   P: +1-41-61-324-2200
P: +1-973-781-5587
F: +1-973-781-6211


                                                       Page 32 of 58 Total Pages

Dana Kahn Cooper
P: +1-732-817-1800
F: +1- 732-817-1834
Pager: 1-800-759-8888;
         PIN: 1062074

Nicole Preiss
Ruder-Finn
P: +1-212-593-5813
F: +1-212-715-1557

Investors Only

Kamran Tavangar
Novartis Corporation
P: +1-212-830-2433

                                                       Page 33 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

New data suggest Novartis drug Glivec(R) (formerly STI571) effective in rare form of gastrointestinal tumour

Key cancer meeting features activity of novel agent in Gastrointestinal Stromal Tumours (GIST), soft tissue sarcoma and chronic myeloid leukemia (CML)

Basel, Switzerland, May 13, 2001 - Novartis today announced that data on the activity of Glivec(R) (imatinib; formerly STI571)1 in a rare form of gastrointestinal stromal tumour (GIST) will be highlighted during the key plenary session of the 37th annual meeting of the American Society for Clinical Oncology (ASCO) in San Francisco, California. Also during this session, the activity of the agent in an early study in soft tissue sarcoma will be discussed. In addition, the potential activity of Glivec in CML and GIST will be featured in more than 20 abstracts and presentations throughout the week.

After a priority review, the US Food and Drug Administration (FDA) approved Glivec on 10 May 2001 as an oral therapy for treatment of patients with CML in the blast crisis, accelerated phase or in chronic phase after failure of interferon-alpha therapy. The effectiveness of Glivec is based on overall haematologic and cytogenetic response rates. There are no controlled trials demonstrating a clinical benefit, such as improvement in disease-related symptoms or increased survival.

"Novartis is very excited about the potential of Glivec in GIST and, also, has begun studies to explore if Glivec may have efficacy in select other solid tumours," said David Parkinson, MD, Vice President, Clinical Research, Novartis Oncology.

Clinical Data

On Monday, May, 14 from 1:30-3:30 p.m., the Plenary Sessions will include:

1. Evaluation of the Safety and Efficacy of an Oral Molecularly-Targeted Therapy, STI571, in Patients (PTS) with Unresectable or Metastatic Gastrointestinal Stromal Tumours (GISTs) Expressing C-KIT (CD117) Blanke C, von Mehren M, Joensuu H, Roberts P, Eisenberg B, Heinrich M, Druker B, Tuveson D, Dimitrijevic S, Silberman S, Demetri G

In this Phase II trial in 36 patients with unresectable or metastatic GIST, 89 percent of initially symptomatic patients had marked clinical improvement, providing the first evidence of effective


--------
1 In the US: Gleevec(TM)(imatinib mesylate); outside the US: Glivec(R)(imatinib)

                                                       Page 34 of 58 Total Pages
systemic treatment for GISTs. Patients were equally randomized to either a 400 mg or 600 mg daily dose of STI571. At one-to-three months, partial responses were observed in 54 percent of patients, with no difference noted between doses. Stable disease was seen in 34 percent of patients. Of these, three patients have continuing CT-measured disease diminution of 48-49 percent. The investigators conclude that these results validate the concept of rationally designed, molecularly-targeted therapy for advanced solid tumours.

2. STI571, An Active Drug in Metastatic Gastrointestinal Stromal Tumours (GISTs), An EORTC Phase I Study Report van Oosterom A, Judson I, Verweij J, Stroobants S, di Paola E, Dimitrijevic S, Martens M, Webb A, Sciot R, Van Glabbeke M, Silberman S, Nielsen O, for the European Organisation for Research and Treatment of Cancer (EORTC) Soft Tissue and Bone Sarcoma Group (STSBG)

This Phase I dose-finding study was performed in 40 advanced soft tissue sarcoma patients (of which 36 had GISTs). Objective responses were seen in 69 percent of GIST patients including 13 confirmed partial responses (36 percent) and 12 as yet unconfirmed partial responses or 20-29 percent regressions. Eighty-nine percent (24/27) of the clinically symptomatic patients showed improvement, often within one week after starting treatment.

"We are extremely encouraged by this data given that, until now, no other systemic treatment has shown effectiveness in GIST," said Charles Blanke, MD, Oregon Health Sciences University. "Late-stage GIST patients often have withstood multiple surgeries and have generally exhausted their options. If Glivec continues to demonstrate efficacy and safety in this setting, it may represent a major breakthrough."

"Glivec represents the most significant advance in the systemic treatment of GIST that has yet been observed," said Allan T. van Oosterom, MD, President of the European Organisation for Research and Treatment of Cancer (EORTC). "We are all very excited to be part of these groundbreaking clinical trials."

About Glivec

Glivec represents a new type of antiproliferative agent called a signal transduction inhibitor (STI), which has been shown to have the potential to interfere with intracellular signaling pathways that have implications in tumour development.

Glivec is believed to target the activity of certain enzymes called tyrosine kinases located within the cell. The activity of one of these tyrosine kinases, produced by a gene (c-Kit) that directs the formation of a protein called CD 117, is thought to drive the growth and division of most of these gastrointestinal stromal tumours. Glivec is believed to target certain enzymes of this tyrosine kinase, which then may inhibit the growth of these tumour cells. This activity was demonstrated in laboratory experiments, and has prompted Novartis to expand its clinical trials to include inoperable or metastatic GISTs. These trials are based on a collaborative, worldwide effort to treat more than 1,000 patients, and will include clinical trials in conjunction with cancer cooperative groups in the United States, Canada, Europe, Australia and, potentially, other organisations in Latin America and throughout the world.

Additionally, in programs of small-scale (proof-of-concept) studies, Novartis recently began investigating the role of Glivec in other solid tumours in which the biological mechanisms suggest potential activity for Glivec, including hormone refractory prostate cancer, gliomas (a cancer of the brain) and small-cell lung cancer. These pilot studies are intended to establish the basis for further investigations in clinical trials.


                                                       Page 35 of 58 Total Pages

Contraindications and side effects

The majority of Glivec-treated patients experienced adverse events at some time. Most events were mild to moderate grade, but drug was discontinued for adverse events in 1 percent of patients in chronic phase, 2 percent in accelerated phase and 5 percent in blast crisis. In clinical trials in the three phases of CML studied, adverse events, regardless of relationship to study drug, include nausea (55-68 percent), fluid retention (52-68 percent), muscle cramps (25-46 percent), diarrhoea (33-49 percent), vomiting (28-54 percent), haemorrhage (13-48 percent), musculoskeletal pain (27-39 percent), skin rash (32-39 percent), headache (24-28 percent) and fatigue (24-33 percent). Oedema was most frequently periorbital or in lower limbs and was managed with diuretics, other supportive measures, or by reducing the dose of Glivec. The frequency of severe oedema was 1-5 percent. More serious side effects include elevated liver enzymes (1.1-3.5 percent), severe superficial oedema (1-5 percent) and haemorrhages (0.4-16 percent).

Women of childbearing potential should be advised to avoid becoming pregnant while taking Glivec. Treatment with Glivec is often associated with neutropenia and/or thrombocytopenia. Glivec is contraindicated in patients hypersensitive to imatinib or to any other component of Glivec.

In the United States, patients and physicians interested in more information on these studies can contact the Novartis Oncology Clinical Trials Hotline at 1-800-340-6843, or the company's website, www.novartisoncology.com. Patients
                                          ------------------------
outside the United States should contact the Medical Department of the local Novartis Pharma Company, or consult the "contact us" section of the company's website, www.pharma.novartis.com.
         -----------------------

This release contains certain "forward-looking statements" relating to the company's business, which can be identified by the use of forward-looking terminology such as "will," "believe," "potential," "ongoing study," "someday," "encouraged," "intended," or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of a new product, Glivec, for which the company has filed global marketing applications. Such statements reflect the current views of the company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Glivec to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to unexpected regulatory delays, future clinical trial results, government regulation or competition in general, as well as factors discussed in the company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69,000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.
-----------------------

                                      # # #


                                                       Page 36 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Research shows Xolair(R) (omalizumab) combined with specific immunotherapy significantly reduces hayfever symptoms and need for rescue medication in children

First anti-IgE agent cuts rescue medication use by up to 81 per cent and hayfever symptoms by up to 45 per cent

Basel, 12 May, 2001 - Children treated with the anti-IgE agent Xolair(R) (omalizumab) in combination with specific immunotherapy (SIT) cut their use of rescue medication by as much as 81 per cent and experienced only around half as many hayfever symptoms compared to those on immunotherapy alone, according to new evidence presented today at the European Academy of Allergology and Clinical Immunology (EAACI) meeting in Berlin.

In the nine month study of 221 children and teenagers, Professor Ulrich Wahn of Charite-Virchow-Klinikum of Berlin, and the German multi-centre omalizumab study group, found evidence suggesting that Xolair combined with SIT was generally safe and well tolerated and offered significant benefits over immunotherapy alone.

In the double-blind placebo-controlled study, children with allergies to both grass and birch pollen were given SIT to one of the two pollens plus Xolair or placebo prior to and through the hayfever season. At the end of the study, use of rescue medications such as antihistamines and corticosteroids was cut by up to 81 per cent and allergy symptoms were reduced by up to 45 per cent in children receiving Xolair and SIT compared with children on SIT alone.1

"Immunotherapy is a useful therapy for seasonal allergic rhinitis, but its benefit can be limited in patients with allergies to a variety of pollens," explained Professor Wahn "This research shows that Xolair creates an anti-IgE umbrella, blocking the allergic cascade for multiple allergens. This prevents IgE from initiating the allergic cascade that releases a wide spectrum of allergy mediators that cause symptoms."

Further analysis of the data suggested that maximal benefit was seen when Xolair plus SIT were given in combination, compared to SIT administered on its own. The researchers suggested that this combination had a significant additive effect - consistent with the complementary mechanisms of action of the two therapies.2

In an in vitro sub-study based on blood samples from the study group, the ability of Xolair to help prevent the release of mediators following exposure to allergens was examined. White blood cells (basophils) taken from the patients receiving Xolair plus SIT or placebo plus SIT on the above trial

                                                       Page 37 of 58 Total Pages
were exposed to the appropriate allergen in vitro and the release of leukotrienes tracked. Those cells taken from the group on Xolair were found to be significantly less responsive to allergen challenge in vitro, than those from patients receiving SIT alone, mirroring the clinical outcome of the study above.3

Xolair is a monoclonal antibody to IgE in development by Novartis Pharma AG, Genentech Inc and Tanox Inc. It is the first agent to target IgE and act at an early stage in the allergic cascade.

By binding to IgE antibodies, Xolair prevents IgE from attaching to mast cells. Without IgE bound to mast cells, the presence of allergen will not cause the release of chemical mediators like histamine and leukotrienes, which lead to the symptoms and inflammation of allergic rhinitis and asthma. In trials to date, Xolair has been administered as a subcutaneous (under the skin) injection every two to four weeks, at a dose depending on patients' body weight and IgE levels.

The forgoing press release contains forward-looking statements which can be identified by terminology such as "provide effective symptom control", "has shown to be", "help prevent", or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69,000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.
-----------------------

                                      # # #


References

1 Wahn , U et al Omalizumab plus specific immunotherapy in children with seasonal allergic rhinitis is superior to specific immunotherapy alone Data presented at European Academy of Allergology and Clinical Immunology (EAACI) meeting, Berlin, 9-13 May, 2001

2 Kuhr, J et al Omalizumab in children with seasonal allergic rhinitis to birch and grass pollen: superior efficacy of omalizumab plus specific immunotherapy over specific immunotherapy alone during grass pollen season Data presented at European Academy of Allergology and Clinical Immunology (EAACI) meeting, Berlin, 9-13 May, 2001

3 Kopp, MV et al Combined effect of omalizumab and specific immunotherapy on in vitro leukotriene release Data presented at European Academy of Allergology and Clinical Immunology (EAACI) meeting, Berlin, 9-13 May, 2001


                                                       Page 38 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Study shows Xolair(R)(omalizumab) halves number of asthma exacerbations

Anti-IgE treatment allows some patients to stop corticosteroid treatment in moderate to severe asthma

Basel, 12 May, 2001 - Recent studies show that the anti-IgE agent, Xolair(R) (omalizumab), compared with placebo, cut in half the number of asthma exacerbations - the worsening of asthma symptoms that can lead to patients making emergency visits, needing oral steroid therapy or being admitted to hospital.1 The data presented today at the European Academy of Allergology and Clinical Immunology (EAACI) meeting in Berlin, also showed that Xolair increased the time to first exacerbation compared with placebo2.

In addition, patients with moderate to severe asthma were able to cut back their use of inhaled steroids, or even stop all together, and still have good symptom control when receiving Xolair, according to new research released today.

In two separate but identical studies carried out in the USA and Europe, asthma symptoms and lung function, as measured by FEV1 (forced expiratory volume in one second) were investigated in a total of 1071 adults and teenagers with moderate to severe asthma. Patients were randomised to receive either Xolair or placebo over a period of seven months. For the first 4 months, daily inhaled steroid intake was maintained, and then gradually reduced over the next 3 months.

By the end of the trial, severe asthma patients on Xolair had half as many exacerbations as those on placebo at both stages (0.42 vs 0.78 and 0.42 vs 0.83 for maintained steroid and reduced steroid respectively). Similar results were seen for the moderate group. The median reduction in steroid intake was 60 per cent for severe cases and 100 per cent for mild cases. 1

In a further analysis of one of these studies, 525 patients were followed by researchers including Dr Jeffery Tillinghast of the Clinical Research Centre in St Louis, USA, to determine the time from start of treatment to first exacerbation. By the 28th week, the probability of having an exacerbation was 50 per cent greater with placebo than with Xolair (33 per cent vs 22 per cent).2

"The aim of asthma treatment is the reduction of symptoms, prevention of emergency visits and an improved quality of life. For many patients with moderate to severe allergic asthma, this is not achieved with current therapy. This data shows that omalizumab is an effective new option for these patients, and it works in an entirely different way, targeting a root cause of the allergic reaction," said

                                                       Page 39 of 58 Total Pages

[NOVARTIS LOGO]


Dr Tillinghast.

Xolair is a monoclonal anti-IgE antibody in development by Novartis Pharma AG, Genentech Inc and Tanox Inc. It is the first agent to target IgE - the antibody that switches on the body's allergic response mechanisms and acts at an early stage in the allergic cascade. In asthma, it is estimated that about 80 per cent of the 150 million cases worldwide have an allergic component.

By binding to IgE antibodies, Xolair prevents IgE from attaching to mast cells. Without IgE bound to mast cells, the presence of allergen will not cause the release of chemical mediators like histamine and leukotrienes, which lead to the symptoms and inflammation of allergic rhinitis and asthma. In trials to date, Xolair has been administered as a subcutaneous (under the skin) injection every two to four weeks, at a dose depending on patients' body weight and IgE levels.

Dr William Lumry of the Asthma and Allergy Research Associates in Dallas, USA looked at the long-term safety of Xolair in the same study group. Results showed that the anti-IgE therapy offered good long-term safety and tolerability in these adults and adolescents with moderate to severe allergic asthma. Throughout the 12-month period of the trial, the frequency and type of adverse events observed were similar for both Xolair and placebo.3

The forgoing press release contains forward-looking statements which can be identified by terminology such as "reduces exacerbations", "new option", "offered good tolerability" or similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned clinical trials will result in the commercialisation of any product in any market. Any such commercialisation can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69,000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.
-----------------------

                                      # # #


References

1 Kaik, G et al The efficacy of omalizumab is unaffected by disease severity compared to placebo Data presented at European Academy of Allergology and Clinical Immunology (EAACI) meeting, Berlin, 9-13 May, 2001

2 Tillinghast, J et al Omalizumab significantly increases time to first asthma exacerbation compared with placebo Data presented at European Academy of Allergology and Clinical Immunology (EAACI) meeting, Berlin, 9-13 May, 2001

3 Lumry, W et al Evidence of the long-term safety and tolerability of omalizumab from a large phase III study Data presented at European Academy of Allergology and Clinical Immunology (EAACI) meeting, Berlin, 9-13 May, 2001


                                                       Page 40 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Favorable Visudyne(TM) clinical results published in American Journal of Ophthalmology show benefit in AMD patients with occult disease

Regulatory strategy updated based on these results

Basel, 11 May 2001 -- Novartis Ophthalmics, the eye health unit of Novartis AG, and QLT Inc. announced that the American Journal of Ophthalmology, a leading peer-reviewed medical journal, has published favorable two-year results from a phase III clinical trial, showing Visudyne(TM) (verteporfin for injection) therapy has a significant treatment benefit in age-related macular degeneration
(AMD) patients presenting with occult without classic choroidal neovascularization (CNV). This is the first time a benefit has been shown in these patients in a large-scale randomized clinical trial.

AMD is the leading cause of blindness in people over the age of 50. The wet form of the disease results from abnormal blood vessels (choroidal neovascularization or CNV) under the central part of the retina. "Occult" and "classic" are terms used to describe the different patterns of CNV leakage as seen on fluorescein angiography.

"Based on these results, ocular photodynamic therapy with Visudyne should be considered as a treatment for AMD patients with lesions composed of occult without classic CNV with presumed recent disease progression," said Dr. Neil Bressler, Chair of the Visudyne Study Advisory Group and retinal specialist and Professor of Ophthalmology at the Wilmer Eye Institute of the Johns Hopkins University School of Medicine in Baltimore, Maryland. "The results clearly show that for these patients, Visudyne therapy reduces the risk of moderate and severe vision loss, particularly in cases presenting with either smaller lesions or lower levels of visual acuity."

Dr. Julia Levy, President and Chief Executive Officer of QLT added, "These findings are significant as this patient group currently has no treatment options. To this end, we will aggressively pursue approvals based on these positive results by completing filings in Europe and Canada within the next few months. In the US, following discussions with the Food and Drug Administration
(FDA), it was determined that in accordance with standard practice, a second trial is necessary for replication. We intend to initiate this study in the third quarter once a protocol has been agreed upon with the FDA."

"This publication, on the heels of the release of favorable three-year data in predominantly classic AMD patients, will broaden the use of Visudyne," said Luzi von Bidder, Head of Novartis Ophthalmics. "Visudyne has already gained wide acceptance around the world as an effective treatment for AMD and through the continued publication of strong clinical results such as these, its importance will continue to grow."


                                                       Page 41 of 58 Total Pages

VIP (Verteporfin in photodynamic therapy) study details

The following two-year results are based on 258 AMD patients (76% of the entire study population) with occult CNV without a classic component.

o 55% of the Visudyne-treated group compared with 68% of the placebo-treated group lost at least 15 letters or 3 lines of vision on a standard eye chart (p=0.032) while 29% of the Visudyne-treated group and 47% of the placebo-treated group lost at least 30 letters or 6 lines of vision (p=0.004).

o All secondary outcomes, including visual acuity letter score <34 (20/200 or worse), mean change in visual acuity letter score, development of classic CNV, progression of classic CNV, and size of lesion, favored Visudyne-treated patients.

Further prospectively defined analysis showed that the treatment benefit was greater for patients with either smaller lesions or lower levels of visual acuity at baseline.

o Of the 123 Visudyne-treated patients and 64 placebo-treated patients with either visual acuity score <65 letters or lesion size <= 4 disc areas at baseline, 49% and 75% lost at least 15 letters (p<0.001), respectively and 21% and 48% lost at least 30 letters (p<0.001), respectively at the month 24 examination.

The trial also reconfirmed Visudyne's favorable safety profile as no new safety concerns were identified during the second year of treatment.

o As reported earlier, during the first year of treatment 4% of patients experienced an often transient, severe vision decrease within 7 days of the initial treatment.

o The most frequently reported adverse events attributed to the treatment were injection site events and visual disturbances. Photosensitivity reactions occurred in less than 1% of patients.

Patients treated with Visudyne received an average of five treatments during the 24-month period.

Background information

Visudyne therapy is a two-step procedure that can be performed in a doctor's office. First Visudyne is injected intravenously into the patient's arm. A non-thermal laser light is then shone into the patient's eye to activate the drug. Visudyne therapy uses a specially designed laser that produces the low level, non-thermal 689nm light required to activate the drug. Visudyne is generally well tolerated and has a favorable safety profile. Potential side effects include injection site reactions, headaches, blurring, decreased sharpness and gaps in vision, and, in 1-4% of patients, a substantial decrease in vision with partial recovery in many patients. Patients must follow an appropriate light-protection period as specified in the package insert. People with porphyria should not be treated.

Visudyne is currently approved for the treatment of patients with predominantly classic subfoveal CNV caused by AMD in over 35 countries and for the treatment of CNV due to pathologic myopia in Europe. Regulatory approval is pending in the US for an expanded label which would potentially include predominantly classic lesions caused by AMD as well as other macular diseases.

For more information, including full prescribing information, visit www.visudyne.com.

The foregoing press release contains forward-looking statements that can be identified by terminology such as "intends," "expected," "potential," or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied

                                                       Page 42 of 58 Total Pages
by such statements. Such factors include, but are not limited to: risks associated with the commercialization of Visudyne(TM) including patient and physician demand for the treatment; dependence on corporate relationships; manufacturing uncertainties; uncertainty of pricing and reimbursement; uncertainties relating to clinical trials and completion of analysis of the trials discussed in this release and product development; outcome of litigation claims; QLT Inc.'s history of operating losses and uncertainty of future profitability; competition; QLT Inc.'s rapid growth; uncertainty regarding patents and proprietary rights; product liability claims and insurance; no assurance of regulatory approval; government regulation; QLT Inc.'s uncertainty of access to capital; anti-takeover provisions; and volatility of common share price; among others, all as described in QLT Inc.'s Annual Information Form on Form 10-K and recent and forthcoming quarterly reports on Form 10-Q, Novartis AG's Form 20-F on file, and other filings with the U.S. Securities and Exchange Commission.

Background on Novartis Ophthalmics and QLT

With worldwide headquarters in Bulach, Switzerland, Novartis Ophthalmics is a global leader in research, development and manufacturing of leading ophthalmic pharmaceuticals that assist in the treatment of glaucoma, age-related macular degeneration, eye inflammation, ocular allergies and other diseases and disorders of the eye. Novartis Ophthalmics products are available in more than 110 different countries. The North American headquarters is based in Atlanta, Georgia. Novartis Ophthalmics has production sites in Switzerland, France and Canada. For more information please go to the website www.novartisophthalmics.com.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.

QLT Inc. (NASDAQ:QLTI; TSE:QLT) is a world leader in photodynamic therapy, a field of medicine utilizing light-activated drugs in the treatment of disease. QLT's innovative science has led to the development and commercialization of breakthrough treatments utilizing this technology for applications in ophthalmology and oncology and is exploring the potential in immune disorders. For more information, you are invited to visit QLT's web site at www.qltinc.com.

Visudyne(TM) is a trademark of Novartis AG


                                      # # #

                                                       Page 43 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

FDA approves Novartis' unique cancer medication Glivec(R)

Oral cancer drug discovered and developed by Novartis is approved in first indication for Chronic Myeloid Leukemia

Basel, Switzerland, 10 May 2001 - Novartis today announced that the United States Food and Drug Administration (FDA) approved its drug Glivec(R) (1) as an oral therapy for the treatment of patients with chronic myeloid leukemia (CML) in the blast crisis, accelerated phase or in chronic phase after failure of interferon-alpha therapy.

According to Dr. Daniel Vasella, Chairman and CEO of Novartis, "We are gratified that our researchers, based on an unconventional approach and profound understanding of cancer biology, have discovered a breakthrough cancer therapy. Glivec dramatically improves the lives of many patients suffering from CML, and has the promise to work in additional cancers. Based on the dedicated efforts of my Novartis colleagues and a constructive collaboration with FDA, we have succeeded in bringing this revolutionary drug to the patients in record time."

Glivec is the first oncology drug to be developed with rational drug design, achieving striking results based on an understanding of how cancer cells work. The drug addresses the genetic malfunction present in CML patients. This particular type of leukemia is caused by a so-called reciprocal translocation between chromosome 9 and 22, resulting in the "Philadelphia chromosome," a well-known marker for CML. As a result, a new and abnormal protein called Bcr-Abl causes the uncontrolled proliferation of white blood cells, resulting in leukemia. Glivec has been designed to specifically block the function of this protein. The preciseness by which the drug targets the cancer cell differentiates Glivec from most other oncology products. This results in unsurpassed efficacy and fewer side effects. In clinical trials, 88 percent of patients have had their white blood cell counts return to normal and 49 percent have had either a disappearance or significant reduction of the Philadelphia chromosome.

Upon the first hint of the dramatic potential of this new agent, Novartis rapidly invested extraordinary manpower to scale-up manufacturing and to expedite the clinical development, allowing many more patients to enter clinical studies and have access to the drug. As a result, the New Drug Application was filed only 32 months after the first dose in man, more than halving the typical drug development


--------
1 In the US: Gleevec(TM)(imatinib mesylate); outside the US: Glivec(R)(imatinib)


                                                       Page 44 of 58 Total Pages
timeframe of approximately six years.

The highly positive clinical results prompted FDA to grant a priority review. This resulted in an approval after only a two and one half month review time, making this the fastest time to market of any cancer treatment.

Patients' access to Glivec has been a key concern of Novartis and ultimately more than 7,500 patients are currently under treatment. Of these patients, approximately 5,000 are part of an expanded access program, which was established solely to provide access to patients who were in medical need. The data from these 5,000 patients were not needed to seek marketing authorization for the drug.

Novartis has put in place a comprehensive patient assistance program, which insures that uninsured, indigent patients are not denied therapy for economic reasons. In the U.S., the program will be administered by Documedics who will evaluate patient need. A patient assistance hotline has been put in place and can be reached at 1 877 453 3832. Outside the U.S., patients should contact the Medical Department of the local Novartis Pharma Company.

Clinical Data

The FDA approval was based on data from three large Phase II studies that showed a cytogenetic response (the disappearance or reduction of Philadelphia-chromosome positive cells) in patients with advanced stages of CML (21 percent in the accelerated phase and 14 percent in myeloid blast crisis, respectively). Patients with chronic phase CML after failure with interferon therapy achieved an 88 percent haematologic response and 49 percent overall major cytogenetic response, both primary endpoints of the studies. To date, Glivec has been studied in more than 7,500 patients at 490 sites in 30 countries.

Glivec also inhibits two other proteins, the c-kit receptor, active in cancers including gastrointestinal stromal tumours (GIST), and small cell lung cancers, and the PDG-F receptor, active in gliomas, prostate, and soft tissue sarcomas. Trials in GIST, and in glioblastoma, a kind of brain tumour, are currently underway. The first data in solid tumours, the GIST data, will be discussed during the 37th annual meeting of the American Society of Clinical Oncology
(ASCO) in San Francisco, California, 11-15 May 2001.

Novartis has submitted filing applications for Glivec to health authorities in the European Union, Switzerland, Canada, Australia and Japan. Glivec has been designated as an Orphan Drug in the United States, European Union, and in Japan.

Important Risk Information

The majority of Glivec-treated patients experienced adverse events at some time. Most events were mild to moderate grade, but drug was discontinued for adverse events in 1% of patients in chronic phase, 2% in accelerated phase and 5% in blast crisis. In clinical trials in the three phases of CML studied, adverse events, regardless of relationship to study drug, include nausea (55-68%), fluid retention (52-68%, muscle cramps (25-46%), diarrhoea (33-49%), vomiting (28-54%), haemorrhage (13-48%), musculoskeletal pain (27-39%), skin rash (32-39%), headache (24-28%) and fatigue (24-33%). Oedema was most frequently periorbital or in lower limbs and was managed with diuretics, other supportive measures, or by reducing the dose of Glivec. The frequency of severe edema was 1-5%. More serious side effects include elevated liver enzymes (1.1-3.5%), severe superficial oedema (1-5%) and haemorrhages (0.4-16%).

Women of childbearing potential should be advised to avoid becoming pregnant while taking Glivec. Treatment with Glivec is often associated with neutropenia and/or thrombocytopenia. Glivec is contraindicated in patients hypersensitive to imatinib or to any other component of Glivec.

                                                       Page 45 of 58 Total Pages

This release contains certain "forward-looking statements" relating to the company's business, which can be identified by the use of forward-looking terminology such as "will," "believe," "effective," "ground breaking," "intended," "significantly advance, " or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of a new product, Glivec, for which the company has filed global marketing applications, and anticipated customer demand for such products. Such statements reflect the current views of the company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Glivec to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to unexpected regulatory delays, future clinical trial results, government regulation or competition in general, as well as factors discussed in the company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.


                                      # # #


                                                       Page 46 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Femara(R)(letrozole) doubles size of study looking at breast cancer survival

Novartis strengthens commitment to breast cancer research; Femara adjuvant clinical trial doubled

Basel, 8 May 2001 - In its continued commitment to explore breast cancer treatment options with Femara(R) (letrozole), the first and only aromatase inhibitor to date to show consistent superiority over tamoxifen in multiple efficacy endpoints, specifically time to progression (TTP) and objective response rate (ORR) in women with advanced breast cancer, Novartis announced today it has doubled the number of patients in its adjuvant (post-operative) clinical trial. This move is expected to strengthen the significance of the results. The number of women participating in the National Cancer Institute of Canada Study (NCIC CTG MA-17) is now 4,800, an increase from 2,380. The study will evaluate disease-free and overall survival in women with breast cancer who take Femara after five years of tamoxifen therapy. Patient recruitment for the trial is ongoing and is expected to be completed by mid-2002.

"When a woman completes her five years on tamoxifen, she and her physician are anxious about whether she'll experience a relapse," said Dr. Paul E. Goss, Associate Professor of Medicine, Princess Margaret Hospital and the University of Toronto, Canada, lead investigator for the Femara adjuvant trial. "We expect that by using Femara - currently the only aromatase inhibitor that has demonstrated consistent superiority over tamoxifen in TTP and ORR in the first-line setting - we should know definitively if putting women on this kind of hormonal therapy at that critical point will result in more cancer-free years."

Study details

The primary objective of the trial is to determine the disease-free survival and overall survival for women who have previously received at least five years of tamoxifen therapy and who are presently randomised to receive either Femara or placebo. Secondary objectives include evaluating the incidence of contralateral breast cancer (spreading to the other breast) and the long-term safety of Femara.

The trial is a multinational, multicentre, double blind, placebo-controlled parallel-randomised trial of the National Cancer Institute of Canada Clinical Trials Group, supported by Novartis. Trial participants are postmenopausal women with receptor positive or unknown receptor status breast cancer who have completed at least five years of adjuvant tamoxifen therapy. They are randomised to receive either 2.5 mg of Femara daily for five years or a daily placebo for five years. Patients must

                                                       Page 47 of 58 Total Pages
have no evidence of disease recurrence at the start of the trial.

As adjuvant therapy, in studies evaluating five years of treatment with tamoxifen versus 10 years, researchers found that patients receiving 10 years of tamoxifen had an inferior outcome compared to those in whom tamoxifen was stopped at the five-year mark. Investigators hope to reduce the risk of recurrence by studying patients on Femara following the initial five-year adjuvant therapy with tamoxifen. Researchers hypothesise that by furthering oestrogen suppression with Femara, survival may be extended.

"Based on its superior activity to tamoxifen in patients with metastatic breast cancer, Femara has significant potential for delaying or preventing disease recurrence in the adjuvant setting," said David Parkinson, Vice President, Clinical Research, Novartis Oncology. "Opening the clinical trial to more women should improve our ability to accurately determine this benefit."

About Femara

Femara received approval in January 2001 from the U.S. Food and Drug Administration (FDA) for the first-line treatment of postmenopausal women with hormone receptor positive or hormone receptor unknown locally advanced or metastatic breast cancer; Femara also was approved in this indication in the European Union. These regulatory approvals were based on data from the largest single study ever to evaluate a hormonal therapy in postmenopausal women. The study found that Femara was significantly more effective than tamoxifen in multiple efficacy endpoints, specifically time to progression and objective response rates. Tamoxifen had traditionally been the standard of therapy for this indication.

In addition, Femara is currently available in more than 75 countries worldwide as a treatment for advanced breast cancer in postmenopausal women with disease progression following antiestrogen therapy. Registration for the first-line and pre-operative indications are pending in other countries.

Contraindications and adverse effects

Femara is contraindicated in patients with known hypersensitivity to Femara or any of its excipients. Femara is generally well tolerated. The adverse reactions in the first-line study were generally mild to moderate and were consistent with those seen in the second-line studies. The most commonly reported adverse events for Femara vs. tamoxifen were bone pain (20% vs. 18%), hot flushes (18% vs. 15%), back pain (17% vs. 17%), nausea (15% vs. 16%), dyspnoea or laboured breathing (14%vs. 15%), arthralgia (14% vs. 13%), fatigue (11% vs. 11%) and coughing (11% vs. 10%). Femara may cause fetal harm when administered to pregnant women.

This release contains certain "forward-looking statements" relating to the Company's business, which can be identified by the use of forward-looking terminology such as "explore", "show", "evaluate", "expected", "evaluating", "hope", "hypothesise", "potential" or similar expressions, or by discussions of strategy, plans or intentions. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to unexpected regulatory delays, government regulation or competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.


                                                       Page 48 of 58 Total Pages

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion).
The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in
R&D. Headquartered in Basel, Switzerland, Novartis employs about 69,000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com.


                                      # # #

                                                       Page 49 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Zometa(R) first bisphosphonate to demonstrate efficacy in treatment of bone complications across a broad range of tumour types

Zometa offers superior clinical efficacy with comparable tolerability in a variety of tumour types over the current standard of treatment

Basel, 3 May 2001 - Novartis announced today that Zometa(R) (zoledronic acid) demonstrated significantly superior efficacy to placebo in the treatment of bone metastases of prostate cancer. These results are part of the largest set of clinical trials ever to evaluate the efficacy and tolerability of bisphosphonates in bone metastases. These studies also show that Zometa is safe and effective in multiple myeloma; breast, renal and lung cancer. In addition, the convenient 15-minute infusion time of Zometa offers a significant advantage compared to two to four hours for the infusion of Aredia(R) (pamidronate disodium), the current gold standard of treatment.

"This is an exciting time in cancer research and for Novartis, in particular," said David Parkinson, M.D., Vice President, Clinical Research, Novartis Oncology. "Research at Novartis has focused on improving and expanding the value of intravenous bisphosphonates for cancer patients. Zometa has proven to be the first bisphosphonate to show such an advance in large Phase III clinical trials by demonstrating efficacy in the treatment of skeletal-related events associated with bone metastases in a broad range of tumour types."

Zometa demonstrates significant benefit in prostate cancer

Data from the prostate cancer clinical trial demonstrated a significant delay in the time to onset of skeletal-related events (SREs). Study participants included more than 600 prostate cancer patients with a history of metastatic bone disease who had developed biochemical progression measured by increases in Prostate-Specific Antigen (PSA) levels. More than 250,000 patients worldwide suffer from bone complications from metastatic prostate cancer.

Zometa proven effective and well tolerated in breast cancer and multiple myeloma

The primary objective of this multi-centre study was to compare Zometa (4mg) to pamidronate disodium (90mg) in treating bone metastases/lesions in patients with breast cancer and multiple myeloma. The results showed that with a much faster infusion time (15 minutes vs. two hours), Zometa was as effective and well-tolerated as pamidronate disodium.




                                                       Page 50 of 58 Total Pages

Zometa significantly extended the time to first skeletal-related event in lung cancer

This study comprised a population of high-risk lung and other solid tumour cancer patients who had osteolytic bone lesions and who typically have a median survival rate of nine months. Zometa had a significantly positive impact on median time to the first SREs.

"The results from the trials in hypercalcaemia of malignancy and bone metastases demonstrate the potential of Zometa for broad utility across multiple tumour types and its convenience advantage versus pamidronate," said David Epstein, President, Novartis Oncology. "These results further support our efforts to seek global registration in the treatment of bone metastases."

Bone metastases

Bone metastases, or the spread of cancerous cells from the original tumour to the bone, can have severe clinical consequences. Bone metastases/lesions are common in prostate, breast, renal and lung cancer, and multiple myeloma and can lead to complications often called skeletal related events (e.g., fractures, compression of the spine, severe bone pain and hypercalcaemia).

Current therapeutic options for complications of bone metastases include: chemotherapy, hormonal therapy, radiotherapy, analgesics for pain management, surgery and the use of intravenous bisphosphonates.

Submissions to the European Agency for the Evaluation of Medicinal Products
(EMEA) and the US Food and Drug Administration (FDA) are planned for the third quarter this year. These data will be submitted for publication in peer reviewed medical journals.

About Zometa

In previous studies, Zometa demonstrated superior efficacy and similar safety to pamidronate disodium in the treatment of HCM, the most common metabolic complication associated with cancer, which, if untreated, becomes life-threatening. Zometa also normalised serum calcium levels significantly faster than pamidronate disodium and for a longer duration.

The European Commission (EC) recently granted a community marketing authorisation for Zometa (zoledronic acid) in the European Union (EU) for the treatment of tumour-induced hypercalcaemia (TIH), also known as hypercalcaemia of malignancy (HCM). In addition to the EU, Zometa is approved another 20 countries, including Australia, Brazil, Canada, and New Zealand. In the US, Zometa received an approvable designation from the Food and Drug Administration
(FDA) on 21 September 2000.

This release contains certain "forward-looking statements," relating to the Company's business, which can be identified by the use of forward-looking terminology such as "evaluated," "demonstrated," "show," "has proven'" "support," "results in clinical trials," or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of Zometa, a new product expected to be introduced by the Company and anticipated customer demand for such products. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to unexpected regulatory delays, government regulation or competition in general, as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.


                                                       Page 51 of 58 Total Pages

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com



                                      # # #



                                                       Page 52 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis Researcher Honored for Discovery Work on Glivec(R) - Anti-Leukemia Capsule

Alex Matter, MD, wins prestigious Harvard Medical School Award; Alpert Prize honors scientists and researchers who have made significant discoveries in the prevention, treatment, or curing of disease

Basel, Switzerland, 2 May 2001 - Alex Matter, MD, Therapeutic Area Head of Oncology Research at Novartis Oncology, is one of several recipients of the thirteenth annual Warren Alpert Foundation Scientific Prize for his work on the discovery and preclinical work on Glivec(R) (imatinib)(1) - a unique oral medication that has demonstrated efficacy in clinical trials of chronic myeloid leukemia.

Administered by Harvard University, the prize is awarded annually to scientists who have harnessed their basic-science discoveries into practical applications that have a dramatic impact on patients. Dr. Matter will share the USD 150,000 prize with his co-awardees - David Baltimore, Ph.D., President and Professor of Biology, California Institute of Technology; Brian J. Druker, MD, Professor of Medicine, Oregon Health Sciences University; Nicholas B. Lydon, Ph.D., Vice President for small molecule drug discovery, Amgen, Inc.; and Owen N. Witte, MD, Howard Hughes Medical Institute Investigator and David Saxon, Presidential Professor in developmental Immunology, UCLA. The prize was presented at a ceremony on 1 May 2001 at Boston's Four Season Hotel.

"I am honored to be recognized, along with my co-awardees, by Harvard Medical School and the Alpert Foundation," said Dr. Matter. "I am also proud to represent the scientists at Novartis who worked so diligently on this drug, which is helping thousands of people each year. Working on the discovery and development of Glivec has been a once-in-a-lifetime opportunity for everyone involved."

About Dr. Matter and The Discovery of Bcr-Abl

Dr. Matter began building a cancer research unit focused primarily on inhibition of kinases (Bcr-Abl is one) in 1983, when he headed the research team at the company then known as Ciba-Geigy (now Novartis) in Basel, Switzerland. By early 1990, Dr. Matter and his team, including Dr. Nicholas Lydon, one of the award co-winners, discovered Bcr-Abl inhibitors and focused their efforts on one particularly promising compound, in close collaboration with Dr. Brian Druker, which eventually became Glivec.


--------
1 In the US - Gleevec(TM)(imatinib mesylate). Outside the US--Glivec(R)
(imatinib)


                                                       Page 53 of 58 Total Pages

Glivec is an oral signal transduction inhibitor. The first Phase I study began in June 1998, led by Dr. Brian Druker, who also shares the award. The initial results were extremely promising and the company devoted significant resources to accelerate the compound's development. On 27 February 2001 - 32 months after the first clinical trial was initiated - Novartis submitted new-drug applications for marketing authorization globally. The data from the three large Phase II studies in the new drug applications showed that patients with chronic phase CML after failure with interferon therapy achieved an 88 percent hematologic response and 49 percent overall major cytogenetic response. In the United States, the application was granted priority review by the Food and Drug Administration (FDA) on 7 March 2001. In addition, Glivec has been designated as an orphan drug in the US, European Union, and Japan.

Dr. Matter received his medical degrees from the Universities of Basel and Geneva, and completed his doctoral thesis at the Institute of Pathology at the University of Basel. He held fellowships at the Swiss National Science Foundation and the Swiss Academy for Medical Sciences. He currently holds teaching positions at the University of Basel and the European University Confederation of Rhine (EUCOR) and has been an invited lecturer for numerous conferences including the European Oncology Spring Conference, International Union Against Cancer (UICC) and Conferences on Cancer, the American Association for Cancer Research (AACR) Meeting. Dr. Matter has published more than 100 scientific articles plus several book chapters in the area of oncology and hematology.

This release contains certain "forward-looking statements" relating to the company's business, which can be identified by the use of forward-looking terminology such as "extremely promising, " "discovery, " or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of a new product, Glivec, for which the company has filed global marketing applications, and anticipated customer demand for such products. Such statements reflect the current views of the company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Glivec to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to unexpected regulatory delays, future clinical trial results, government regulation or competition in general, as well as factors discussed in the company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

About Novartis

Novartis Oncology is a business unit under Novartis AG. It has operations within Novartis Pharma AG in Switzerland as well as Novartis Pharmaceuticals Corporation in the United States. Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com



                                      # # #

Media Only

Additional information is available on the Novartis Oncology Virtual Press Office, www.novartisoncologyVPO.com. The site features background information on Glivec and other Novartis Oncology products.

                                                       Page 54 of 58 Total Pages

[NOVARTIS LOGO]

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel +41 61 324 2200
                                                       Fax +41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Vision benefit sustained during third year of Visudyne therapy

New Data Presented at International Ophthalmology Conference

Basel, 2 May 2001--Data presented last night at a symposium held during the annual Association for Research in Vision and Ophthalmology (ARVO) conference showed that average visual acuity remained stable during the third year of Visudyne (verteporfin for injection) therapy in patients with age-related macular degeneration (AMD), the leading cause of blindness in people over the age of 50. The research was sponsored by Novartis Ophthalmics, the eye health unit of Novartis AG and QLT Inc. Favorable two-year results were previously published in the February 2001 issue of the Archives of Ophthalmology.

The results are based on an extension of the pivotal Phase III clinical trial called the TAP (Treatment of AMD in Photodynamic therapy) Investigation, a two-year randomized, double-masked, placebo-controlled trial. Following the conclusion of the trial, 78% of the original 609 patients in the TAP Investigation were offered Visudyne therapy in an ongoing open-label extension trial regardless of whether they previously received Visudyne or a placebo in the original study.

In the extension trial, the average visual acuity of patients originally assigned to Visudyne with predominately classic subfoveal choroidal neovascularization caused by AMD (the indication for which Visudyne is currently approved) remains stable between the 24th and 36th month of follow-up, while the number of Visduyne treatments required continued to decrease.

During the third year of treatment, patients received an average of 1.4 treatments, a decrease from the 3.4 and 2.1 treatments received in the first and second year, respectively. Furthermore, the favorable safety profile previously demonstrated with Visudyne continued throughout the third year.

"It is encouraging that, on average, vision remained stable through the third year of follow-up", said Dr. Neil Bressler, Chair of the Visudyne Study Advisory Group, and retinal specialist and Professor of Ophthalmology at the Wilmer Eye Institute of the Johns Hopkins University School of Medicine in Baltimore, Maryland. "This finding, coupled with the fact that no additional safety issues arose from continued treatments, should instill even greater confidence in the long-term benefits of Visudyne therapy within the medical community."

Detailed findings based on the three-year data will be submitted for publication in a peer-reviewed medical journal. Yesterday's symposium can be viewed via webcast at

                                                       Page 55 of 58 Total Pages
www.visudyne.wwwwebposium.com, using a password that can be obtained from the local Novartis Ophthalmics office.

About Age-Related Macular Degeneration (AMD)

AMD is the leading cause of blindness in people over the age of 50 and is caused by a growth of abnormal blood vessels (choroidal neovascularization or CNV) under the central part of the retina or macula. The vessels leak fluid and cause scar tissue that destroys central vision, resulting in a deterioration of sight over a period ranging anywhere from two months to three years. Worldwide, approximately 500,000 new cases of wet AMD occur each year and this estimate is expected to grow dramatically as the population ages.

About Visudyne therapy

Visudyne therapy is a two-step procedure that can be performed in a doctor's office. First, Visudyne is injected intravenously into the patient's arm. A non-thermal laser light is then shone into the patient's eye to activate the drug. Visudyne therapy uses a specially designed laser that produces the low level, non-thermal 689nm light required to activate the drug.

Visudyne is generally well tolerated and has a favorable safety profile. Potential side effects include injection site reactions, headaches, blurring, decreased sharpness and gaps in vision, and, in 1-4% of patients, a substantial decrease in vision with partial recovery in many patients. Patients must follow an appropriate light-protection period as specified in the package insert. People with porphyria should not be treated.

For more information, including full prescribing information, visit www.visudyne.com.
----------------

The foregoing press release contains forward-looking statements that can be identified by terminology such as "intends," "expected," "potential," or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, but are not limited to: risks associated with the commercialization of Visudyne(TM) including patient and physician demand for the treatment; dependence on corporate relationships; manufacturing uncertainties; uncertainty of pricing and reimbursement; uncertainties relating to clinical trials and completion of analysis of the trials discussed in this release and product development; outcome of litigation claims; QLT Inc.'s history of operating losses and uncertainty of future profitability; competition; QLT Inc.'s rapid growth; uncertainty regarding patents and proprietary rights; product liability claims and insurance; no assurance of regulatory approval; government regulation; QLT Inc.'s uncertainty of access to capital; anti-takeover provisions; and volatility of common share price; among others, all as described in QLT Inc.'s Annual Information Form on Form 10-K and recent and forthcoming quarterly reports on Form 10-Q, Novartis AG's Form 20-F on file, and other filings with the U.S. Securities and Exchange Commission.

Background on Novartis Ophthalmics and QLT

With worldwide headquarters in Bulach, Switzerland, Novartis Ophthalmics is a global leader in research, development and manufacturing of leading ophthalmic pharmaceuticals that assist in the treatment of glaucoma, age-related macular degeneration, eye inflammation, ocular allergies and other diseases and disorders of the eye. Novartis Ophthalmics products are available in more than 110 different countries. The North American headquarters is based in Atlanta, Georgia. Novartis Ophthalmics has production sites in Switzerland, France and Canada. For more information please go to the website www.novartisophthalmics.com.
---------------------------

                                                       Page 56 of 58 Total Pages

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 69 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com

QLT Inc. (NASDAQ:QLTI; TSE:QLT) is a world leader in photodynamic therapy, a field of medicine utilizing light-activated drugs in the treatment of disease. QLT's innovative science has lead to the development and commercialization of breakthrough treatments utilizing this technology for applications in ophthalmology and oncology and is exploring the potential in immune disorders.

Visudyne(TM) is a trademark of Novartis AG.

                                      # # #

                                                       Page 57 of 58 Total Pages

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Novartis AG


Date:    June 8, 2001                           By:  /s/ Raymund Breu
                                                    ----------------------------
                                                Name:    Raymund Breu
                                                Title:   Chief Financial Officer



                                                      Page 58 of 58 Total Pages